
12025103

CUBIC CORPORATION

2011 ANNUAL REPORT

"Performance brings opportunities"

Walter J. Zable
CEO, Founder



Cubic Corporation is a diversified systems and services company in transportation, defense, and RFID markets worldwide.


$250
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Cubic Corporation
Peer Group Index
S&P 500 Index

STOCK PERFORMANCE GRAPH FOR CUBIC CORPORATION

The chart assumes that $100 was invested on October 1, 2006 in each of Cubic Corporation, the S&P 500 index and the peer group index, and compares the cumulative shareholder return on investment as of September 30th, of each of the following 5 years. The return on investment represents the change in the fiscal year-end stock price plus reinvested dividends.

Cubic's peer group is defined as the Space, Defense and Homeland Security (SPADE®) Index. The constituents are listed on page 79.

FINANCIAL HIGHLIGHTS AND SUMMARY OF CONSOLIDATED OPERATIONS

	Years Ended September 30,				
	2011	2010	2009	2008	2007
	(amounts in thousands, except for per share data)				
Results of Operations:					
Sales	**$1,285,203**	$ 1,194,189	$ 1,016,657	$ 881,135	$ 889,870
Cost of sales	**977,965**	941,994	805,516	709,481	727,540
Selling, general and administrative expenses	**154,962**	120,848	111,828	98,613	94,107
Interest expense	**1,461**	1,755	2,031	2,745	3,403
Income taxes	**32,569**	35,285	29,554	20,385	23,662
Net income attributable to Cubic	**84,768**	70,636	55,686	36,854	41,586
Average number of shares outstanding	**26,736**	26,735	26,731	26,725	26,720
Per Share Data:					
Net income	**$ 3.17**	$ 2.64	$ 2.08	$ 1.38	$ 1.56
Cash dividends	**0.28**	0.18	0.18	0.18	0.18
Year-End Data:					
Shareholders' equity related to Cubic	**$ 552,051**	$ 488,322	$ 420,845	$ 388,852	$ 382,771
Equity per share	**20.65**	18.27	15.74	14.55	14.33
Total assets	**958,840**	864,409	756,315	641,252	592,565
Long-term debt	**15,918**	20,494	25,124	31,745	38,837

This summary should be read in conjunction with the related consolidated financial statements and accompanying notes.

MARKET AND DIVIDEND INFORMATION

	Sales Price of Common Shares				Dividends per Share	
	Fiscal 2011		Fiscal 2010		Fiscal 2011	Fiscal 2010
Quarter	High	Low	High	Low		
First	**$ 49.74**	**$ 40.25**	$ 38.95	$ 33.77	**-**	-
Second	**57.75**	**45.81**	42.01	32.42	**$ 0.19**	$ 0.09
Third	**57.45**	**47.63**	39.52	33.66	**-**	-
Fourth	**52.89**	**37.41**	41.80	35.99	**0.09**	0.09



CHAIRMAN'S LETTER

DEAR FELLOW SHAREHOLDERS:



In 2011 Cubic began its 60th year of operation. Sales totaled $1.285 billion, an 8 percent increase from 2010, making it the company's best year ever. Net income increased 20 percent to $84.8 million, or $3.17 per share in 2011, and we ended the year with total backlog of $2.8 billion, setting a new record high for us in each of these metrics.

Our operating performance drew media attention. Aviation Week and Space Technology recognized Cubic as the Number One performing company in the $1 – $5 billion annual sales category at the Paris Air Show. We also drew the attention of CNBC when it was reported that we were the only publicly traded company listed on U.S. stock exchanges to receive a perfect Piotroski score. The Piotroski score is based on research by a renown University of Chicago finance professor who developed a scoring system for finding financially strong and well-managed companies. It was very gratifying to receive recognition that Cubic's growth and financial performance was considered best in class amongst our peers and amongst the large spectrum of publicly traded companies.

Across our three business segments, we have a strong pipeline of service and systems solutions. Our solutions position us to meet our customers' changing acquisition priorities and growing needs for efficiency and value. Our businesses are prepared for the challenges and opportunities ahead.

TRANSPORTATION SYSTEMS

Cubic Transportation Systems is the world's leading provider of automated fare payment and fare collection services for the transportation industry. Our transportation segment's business model is characterized by system design, development, integration, and installation, followed by a full range of services spanning from patron support to operating back-office systems.

Environment and Strategy

The public transportation markets we serve are undergoing a transformative change. Mounting pressure on transit authorities to stretch their operating budgets is fueling a trend toward outsourced services and open payment systems that accept debit or credit cards. Cubic is at the forefront of this change.

Today we provide a range of services for transit authorities in 15 regions worldwide. Our services include everything from patron call support to running back-office information systems. Services have been a growing part of our transportation segment over the past several years, and now sales in this segment are nearly equal between services and systems.

The development and integration of software and hardware solutions for open payment systems is a priority for us. We are modernizing fare payment technologies for transit in compliance with the financial industry's standard for contactless open payment. This year, in partnership with the Port Authority Transit Corporation (PATCO), we launched the first transit-branded, contactless Visa® prepaid card in the world. It is now accepted on the train line between Southern New Jersey and Philadelphia.

For the London 2012 Olympic Games, our contactless payment solution will be widely deployed onboard the massive London bus fleet. Transport riders in the capital city will be able to use their credit or debit cards in the same way as the Oyster® card. Ultimately, we will be providing similar capability in the United States, Europe, and Australia. Mobile phones payment applications are another advanced fare payment media we are incorporating into transit. We are working with market leaders in mobile phones to deliver capability for all smart phone users.

This year we launched our vision for the future of transport, Nextcity. Based on our proven and widely deployed back-office systems, Nextcity will be an information and management system for all forms of transport. We are excited about the potential value it has to help improve all forms of urban mobility for transit authorities and travelers.

Key Contract Awards

By capturing significant long-term contracts, the transportation segment is building a strong future. Early in the year, TransLink, the Greater Vancouver transit authority, awarded us a $220 million, 10-year smart card and faregate contract. It is the third largest initial transportation contract in our history, and the fourth contract for complete design-build-operate-maintain services, following London, Brisbane, and Sydney.

We reached another milestone after the end of the fiscal year when we were selected by the Chicago Transit Authority for the Chicago Open Standards Fare System

Contract. The contract has an estimated value of $454 million over 12 years, making it the largest automated fare collection contract ever placed in North America.

DEFENSE SYSTEMS

Cubic Defense Systems is building upon its role as the leader in air and ground combat training systems worldwide. Our products and systems help our customers to retain technological superiority. We design, innovate, manufacture, and field a diverse range of technologies that are critical to combat readiness, supply chain logistics, and national security for the U.S. and allied nations. Steady improvements across our defense systems business are yielding measurable financial and operational results.

Environment and Strategy

Shifting priorities and pressure to reduce the DoD budget are challenging the U.S. defense industry. We believe our diverse business base and international footprint provide us with the flexibility to sustain our core business areas, and competitively purse key opportunities for long-term growth.

Our established international footprint in 35 nations is a key ingredient in our strategy. Our global footprint helps to insulate us from shifts or downturns in U.S. DoD spending. This year international wins in the United Kingdom, Australia, and the Middle East represented about 50 percent of our new orders—giving us diversity to offset the anticipated slowdown in the U.S.

Expanding into adjacent markets gives us an effective means to add scale to our business, while minimizing operational risk. Last year we moved into the air test and evaluation market to supplement our core combat training business. As a result, we are participating in the Common Range Integrated Information System (CRIIS), and have extended our skill set to a new market.

To retain leadership positions in all of our core markets, we must provide product innovations that deliver real value to our customers. To help our new or next-generation solutions gain traction in the market, we participate in and sponsor proof-of-principle demonstrations. This enables our customers to take our technology for a test run; it also gives them confidence that we have a working solution.

Recently, our solution for combat identification was subjected to rigorous testing during Bold Quest 2011, held at Camp Atterbury, Indiana. The performance of our DCID-TALON, an acronym for Dismounted Combat ID with Target Location & Navigation, exceeded expectations during assessments by U.S. and Coalition forces. Providing a viable solution for "friendly fire" has been one of my long-term goals for Cubic. It's gratifying for me to see our progress in this area. Our technology can save lives, and it is greatly needed to help protect our nation's military from potentially fatal accidents.


CUBIC CORPORATION SALES
(in millions)
$890
$881
$1,017
$1,194
$1,285
2007
2008
2009
2010
2011


EARNINGS PER SHARE
$1.56
$1.38
$2.08
$2.64
$3.17
2007
2008
2009
2010
2011


OPERATING INCOME
(in millions)
$62
$53
$85
$106
$112
2007
2008
2009
2010
2011


EBITDA*
(in millions)
$71
$63
$100
$120
$135
2007
2008
2009
2010
2011

* *Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a non-GAAP performance measure management uses that excludes income taxes, capital structure related expenses, non-operating income and expenses and depreciation and amortization. We calculate it by adding back depreciation and amortization to operating income. This is a measure commonly used by analysts to assess business performance.*



CHAIRMAN'S LETTER

Cubic Global Tracking Solutions was formed from two acquisitions we made last year. Now we are an emerging leader in asset visibility solutions. Today defense agencies and commercial businesses require smarter technologies to effectively track and manage their cargo and assets on a global basis.

We supply asset visibility solutions for military and commercial supply chain logistics. Specifically that means container tracking, yard management, and shipment monitoring. This year we conducted many highly successful demonstrations; several have led to orders. Our proof-of-principle for the United States Transportation Command (TRANSCOM) is an example. It led to the expansion of our mesh technology in Kuwait. Now our yard management system is being used for the tracking of military vehicles as they are being prepped and readied for redeployment from Iraq as the U.S. draws down its forces.

One of the key areas in the cyber domain is cross-domain solutions or the ability to share data across multiple levels of security. By employing the technical expertise and assets we acquired last year, we have developed a high-speed cross-domain transfer solution. This year it was validated for use by the Unified Cross Domain Management Office. Now we have the credentials to pursue opportunities with the DoD and intelligence community organizations.

Key Contract Awards

With a relentless focus on customer satisfaction, we achieve a near-perfect record of on-time delivery, and frequently are able to deliver early. This has been and will continue to be a key priority for us. Our performance on current contracts helps us to gain new work. This year we won several key contracts.

For the first time, we won a competitive contract to supply our ground combat training system to the U.S. Marine Corps. This system will be used in Marine force-on-force and force-on-target training exercises, including indoor and outdoor Military Operations on Urban Terrain (MOUT) training, at multiple locations in the U.S. and abroad. By expanding our customer base, we gain the opportunity to offer a broad range of our products to support training requirements for Marines.

This year we were awarded a recompete Indefinite Delivery/Indefinite Quantity (ID/IQ) contract worth up to $200 million from the U.S. Army for Instrumentable-Multiple Integrated Laser Engagement System Individual Weapons System (I-MILES IWS). By demonstrating outstanding operational performance and reliability on our current Army contract, we were chosen as the contractor of choice to supply systems for the next five years.

On the international front, we won a $40 million contract to upgrade the British Army's Salisbury Plain ground combat training range. After the end of the fiscal year, we won the largest virtual simulation system ever awarded to us, by an allied nation in the Middle East. Ultimately the contract could be worth up to $120 million, including options.

MISSION SUPPORT SERVICES

Mission Support Services is firmly established as a leading provider of comprehensive support services for defense and security forces in the U.S. and allied nations. We are a highly specialized and customer centric business and knowing how to meet the unique requirements of each of our many customers is critically important to our success. In the government services marketplace, reputation, quality and relationships are always important. We uphold our credentials for professional excellence by consistently providing high-value and cost-effective support for our customers.

Environment and Strategy

We are adapting to a new era in defense priorities. We believe the combination of outstanding performance, increased technical capabilities and streamlining our organization are giving us the strength to sustain our current markets and competitively enter new ones.

In our services markets, the DoD now relies heavily on ID/IQ and small business set-aside contracts. For us that means an increase in bid and proposal spending; however, it also provides us with opportunities to increase our market share in a $250 billion annual U.S. DoD services market. This year, we streamlined and consolidated our proposal organization to help us efficiently and effectively pursue ID/IQ opportunities and partner with small businesses.

To maximize our business opportunities under ID/IQ contract vehicles, we have retained the flexibility to seek new work, both as a prime and a subcontractor. By increasing our participation in multiple award ID/IQ contracts we improve our chances to develop new customers, programs, and capabilities. Retaining customers is a critical component of our success; we remain vigilant in maintaining a high win rate on recompete contracts to retain our customers.

Increasing levels of sophistication for Information Technology (IT) support crosses our entire customer base. We have been building and acquiring technical capabilities related to IT. Our full-service IT support contract at the Joint Multinational Training Center in Grafenwöhr, Germany and last year's acquisition of Abraxas multiply our ability to expand our customer base. This experience also positions us to compete and win new programs as a knowledgeable provider of IT and cyber services.

We provide a wide span of logistics training and support services to the U.S. Armed Forces. When U.S. troops withdraw from their operations in Afghanistan, we anticipate a temporary shift from training and readiness to relocation and recovery. Given our logistics credentials, we are well positioned for this cyclic change. U.S. Armed Forces will be returning to new locations as a result of Base Realignment and Closure (BRAC) decisions. Our presence at Fort Lee, Virginia and Fort Benning, Georgia position us to support requirements associated with relocating and refitting the force.

Key Contract Awards

Outstanding past performance enabled us to win recompetes for several of our principal contracts. The U.S. Army Combined Arms Center (CAC) at Fort Leavenworth is one of them. Cubic has been a mainstay at Fort Leavenworth and is the only major contractor to successfully retain a position on every omnibus contract awarded for the past 20 years. This year we received a new multiple award ID/IQ contract to provide military training and education support to the U.S. Army's CAC. We are one of 10 companies eligible to compete for up to $260 million in task orders over five years.

With our prime seat on the $900 million ID/IQ Fielded Training Systems Support Services III (FTSS III), we will have the opportunity to bid for numerous task orders to support training simulators for the U.S. Navy and Marine Corps, and for other governments under potential Foreign Military Sales.

After the end of our fiscal year, we were one of several companies chosen for a multiple award ID/IQ contract for support services at the U.S. Army Maneuver Center of Excellence (MCoE) at Fort Benning, Georgia. The five-year contract has a potential value of $458 million. Our 2008 acquisition of Omega Training Group provided the credentials we needed for this important contract.

Logistics continues to be an important market for us. This year we reinforced our leadership position and will continue the company's current field, classroom, computer and hands-on training support to the U.S. Army Sustainment Center of Excellence (SCOE), Quartermaster School, and the Army Logistics University.

Research and Development

The level of our independent research and development (R&D) spending for the corporation ranges from 1 to 2 percent of sales. In 2011, we were at the high end of the range. In 2012, as our cyber and asset tracking businesses reduce R&D spending and focus on attaining profitability, we expect more normalized R&D spending.

Key investments we made in R&D during 2011 are producing immediate results. Our asset tracking business participated in several proof-of-principle demonstrations that have led to production orders. Also, by upgrading our cross domain technology, we now have a more competitive and validated product for use by the U.S. DoD and intelligence community organizations. We also invested in mobile ticketing and open payment systems for use in the transit environment, and focused on advancing electro-optical technologies for our defense systems business.

Looking ahead

Consistent with our 60-year heritage, we will continue to manage the company for long-term performance. We have industry-leading technology, market leadership, service excellence, a diversified product portfolio, and a strong balance sheet.

I am optimistic about Cubic's future, and I am confident that we will build upon our strengths for continued success. I would like to thank my management team for their dedication and accomplishments that contributed to another year of progress for the company. Our success would not be possible without support from our customers, suppliers, shareholders, and directors. I would like to extend my appreciation to all of them.



Walter J. Zable
Chairman of the Board
President and Chief Executive Officer



CUBIC CORPORATION

Our portfolio includes a diversified mix of industry-leading businesses. Cubic is built upon a systems and services business model, which has fostered and balanced our financial performance in both weak and strong economic cycles for many years.

TRANSPORTATION SYSTEMS



Stephen O. Shewmaker
President,
Cubic Transportation Systems

Employees
1,500

Sales
$415 million

Operating Profit
$56 million

Backlog
$1,369 million

The world's leading provider of automated payment and fare collection systems and services for the transportation industry.

DEFENSE SYSTEMS



Bradley H. Feldmann
President,
Cubic Defense Applications

Employees
1,500

Sales
$393 million

Operating Profit
$38 million

Backlog
$535 million

Leading provider of realistic air and ground combat training systems for the U.S. and allied nations, key supplier of cyber technologies, supply chain management solutions, ISR data links, and communication products.

MISSION SUPPORT SERVICES



Jimmie L. Balentine
President,
Mission Support Services

Employees
4,600

Sales
$476 million

Operating Profit
$24 million

Backlog
$932 million

Leading provider of highly specialized support services for military and security forces of the U.S. and allied nations.



Sales by business segment as percent of total sales

- Mission Support Services....... 37%
- Transportation Systems........... 32%
- Defense Systems 31%



Sales by business type as percent of total sales

- Services.................................. 52%
- Products.................................. 48%



Sales by customer location as percent of total sales

- United States 55%
- United Kingdom 21%
- Australia.................................. 9%
- Far East 7%
- Other 3%
- Middle East 3%
- Canada..................................... 2%

About Cubic

Founded in **1951**

Public since **1959**

NYSE stock symbol: **CUB**

7,800 employees in
21 countries

FY 2011 sales
$1.3 billion

FY 2011 operating profit
$112 million

Backlog at the end of FY 2011
$2.8 billion



CUBIC TRANSPORTATION SYSTEMS

The world's leading provider of automated payment and fare collection systems and services for the transportation industry.

Cubic empowers people on the move by making intelligent travel a reality. We provide choice and best value through the delivery and servicing of fully integrated systems for the transport industry.

We are transitioning from an automated fare collection supplier to a systems integrator and services company. Today services are more than 50% of our business.

FY 2011 SALES

- Services................54%
- Systems................46%



SERVICES

- Card and payment media management
- Central system and application support
- Communications infrastructure management
- Financial clearing and settlement
- Passenger call centers
- Retail network management
- Web support services



1999 WMATA SmarTrip®
2000 Chicago ChicagoCard®
2001 London Oyster®
2004 BART EZ Rider
2005 Minneapolis Go To Card
2006 MARTA Breeze®
2007 PATH SmartLink®
PATCO FREEDOM®
2008 MTC Translink
Brisban
Go Car

Every day in major cities around the world, we are an integral part of public mass transit. Nearly 10 billion rides are taken each year using our automated fare collection systems. We design, develop, manufacture, supply, install, integrate, and support fare payment technologies and back-office computer systems essential for all modes of public transit.

Transit authorities look to us for innovative solutions that make fare payment more convenient, safe, and efficient—for everyone.

Key Accomplishments

- **Awarded $220 million contract by Translink to design, build, operate, and maintain Vancouver, British Columbia smart card and faregate system.** This contract includes 10 years of services with an option for 5 additional years.
- **Selected by the Chicago Transit Authority (CTA) to provide an Open Standards Fare System.** Cubic will integrate, deliver, operate, and maintain the agency's next-generation open payments system that will accept bank cards, and ultimately mobile phone payments. The 12-year contract has an estimated value of $454 million.
- **Commissioned by Transport for London (TfL) to upgrade all London buses to accept fare payment by contactless bank cards in time for the 2012 Summer Olympics.** Ultimately the software upgrade will be rolled out to the entire Oyster® smart card system, making London the first city in the world to convert its entire public transport network to accept contactless payment cards.
- **Launched open payment pilot for Port Authority Transit Corporation (PATCO).** As part of this year-long pilot, we deployed the first ever transit-branded, contactless prepaid card in the world: PATCO Wave & Pay ANYWHERE Visa.
- **Recognized for bringing Oyster® onto the National Rail network in London.** Cubic, Transport for London (TfL), and the Association of Train Operating Companies were awarded *Excellence in Technology and Innovation* at the London Transport Awards. Cubic developed the necessary technologies, including the design and implementation of extensive new systems software architecture, to enable the Oyster® extension.



2009
2010
2011
OPEN PAYMENT SOLUTIONS
Los Angeles TAP®
San Diego Compass Card
Miami Easy Card
Modena Italy
Sweden
PATCO
VISA
MasterCard
American Express
Discover Card



Mobile and contactless bank cards are the future of transit ticketing. Cubic Transportation Systems is at the forefront of this evolution.

In today's complex transit environment, it takes real world experience to understand and mitigate performance risk and integration challenges associated with these new forms of payment. Transit agencies worldwide know and trust our credentials.

We draw on our wealth of experience to modernize fare payment. The recent introduction of our open payments solution is a key example. It includes new software and hardware that provides transit authorities with the capability to accept fare payment by contactless bank cards and Near Field Communication (NFC)-enabled mobile phones directly at the point of travel. That means all passengers–banked or unbanked–have a **choice** of using credit cards, debit cards, prepaid cards, and any other contactless payment media at fare payment devices in the transit system.

Supporting interoperability and meeting industry standards is a high priority for us. That is why our open payments solution meets the financial industry's standard for contactless open payment, and is approved by Europay, MasterCard, Visa (EMV); American Express; Discover; MasterCard; and Visa.

Transit agencies worldwide are interested in open payment as a way to reduce the costs associated with managing their own fare media; it also makes fare payment **more convenient** for riders. For Transport for London, we are adding contactless bank cards as a payment option to the massive London bus fleet. In the U.S., Cubic and PATCO have partnered to provide Philadelphia/New Jersey region commuters with the **world's first** transit-branded contactless Visa® prepaid card. This is the first time that consumers will be able to use the same transit payment card for both transit and retail purchases.

Feature-rich **mobile devices** are both exciting and challenging for mass adoption in public transportation. We are working with market leaders in mobile phones to advance their use as fare payment devices in the U.K., Europe, Australia, and the U.S.

London: Our open payment technology is helping London to become the world's foremost city for contactless fare payment. In 2012, public transport users will be able to tap their credit or debit cards in the same way as the Oyster® card.







Urban mobility is vital to the livelihood of cities. Cubic Transportation Systems is helping government agencies to optimize capacity across all modes of transport—not just mass transit.

Faced with urban congestion, limited space for new infrastructure and budget pressures, today's transport agencies must find innovative ways to meet growing demand for mobility. These challenges require proven skills and the right expertise. We have earned the **credentials**.

At Cubic, we specialize in solving complex **integration** challenges unique to transport agencies. For many years, Cubic has been keeping the world of public transport on the move with integrated automated fare collection systems.

Our systems provide critically important data that operators need to analyze, manage, and optimize travel. Each day in cities and regions, such as London, Brisbane, and the San Francisco Bay Area, operators rely on **ridership data** from our systems to better align the demand and supply of capacity for multiagency and intermodal journeys. This type of data enabled London to plan for peak travel—across multiple modes of public transport—during the Royal Wedding, and will again when the city hosts the 2012 Olympics.

Cubic's automated fare collection expertise is the driving force behind the next evolution in transport innovation. This year we unveiled our vision for the future of mobility: **Nextcity,** a complete mobility payments and information platform. Nextcity will enable operators to better plan for the optimal use of existing transport capacity from **all modes of public and private transport**—without the need to replace any existing infrastructure.

Our Nextcity platform will provide the dynamic data transport planners and providers need to understand, predict, manage, and influence all forms of **mobility**. Likewise, travelers will be able to stay informed about their choice of public and/or private transport by real-time interactive information. Nextcity is our vision for making travel more **predictable** and **reliable**—for everyone. It's another example of how we're helping agencies reduce urban congestion and improve mobility for a better future.

Sydney: We are delivering a fully integrated regional ticketing system that will modernize travel in Sydney and the state of New South Wales by making journeys on trains, buses, and ferries more convenient, reliable, and predictable—door-to-door.



Limited resources are fueling an industry trend toward outsourced services. Transport agencies worldwide are turning to Cubic Transportation Systems to help them improve operations and do more with less.

The technical complexity of running powerful back-office systems combined with the pressure to reduce operating costs is challenging transport agencies. We are proving that it takes industry experience to **offer and deliver** a unique and compelling **value** proposition.

Our dual experience in systems design and services is how we directly contribute to the operational success and **business goals** of transit agencies around the world. We help them improve operational performance, reduce costs, and improve the travel experience. When it comes to complex back-office systems, we know how to design, develop, install, and deploy them—and keep them running at peak performance. At Cubic, **performance is our pledge**. That's why we deliver the highest **standard** of system availability in the industry.

We believe responsive service is local. Providing our customers **choice** and **best value**, we deliver global expertise and solutions, locally. For us, that means local, centralized, 24/7 helpdesk and **service** center operations in North America, Europe, and Australasia. Whether our customers choose to have us supply individual services or run an entire fare collection system, we have the depth of management and engineering experience to meet their needs.

Best practices shared by our worldwide operations keep us lean and efficient. In Brisbane Australia, our full spectrum of services includes central ticketing systems and **network operations,** and **regional clearing and settlement.** We also created the website that allows customers to manage their own smart cards. In London, our **predictive information technology** systems help to detect issues and **avert downtime**, giving us more time to analyze and improve the system. In San Francisco, we deliver the full range of operational services for the Clipper[SM] regional smart card system, ultimately including 27 operators. At Cubic, our services offer choice and **best value** in point-to-point travel—for everyone.

***Vancouver:** Better reliability, convenience, and revenue recovery from fare evasion are examples of the many benefits transit riders and operators will receive when Cubic brings Vancouver's new smart cart and fare gate system into service.*





CUBIC DEFENSE SYSTEMS

The leading provider of realistic, high-fidelity air and ground combat training systems worldwide.

We help our customers retain technological superiority. Cubic's products expand the utility, efficiency, performance, and reliability of combat training systems, communications, and information technologies in defense, security, and logistics markets.



We are diversifying our business into adjacent markets. Our new offerings include asset tracking solutions, cyber technologies and contract manufacturing solutions.

FY 2011 SALES

- Training Systems.. 86%
- Communications... 11%
- Other........................3%



PRINCIPAL LINES OF BUSINESS

- Air combat training systems
- Asset tracking solutions
- Contract manufacturing
- Cyber technologies
- Ground combat training systems
- Intelligence Surveillance and Reconnaissance (ISR) data links
- Laser engagement simulation systems
- Personnel locator systems
- Virtual and immersive training systems


EUROPE/MIDDLE EAST
Croatia
Georgia
Italy
Kuwait
Latvia
Macedonia
Netherlands
Poland
Saudi Arabia
Spain

Cubic Defense Systems improves the readiness of armed forces to protect the national security of the U.S. and it allies. We design, develop, manufacture, supply, and integrate products and systems used in training, communications, logistics, and real-world environments. Our products and systems are in use in more than 35 nations.

Allied military and security forces rely on Cubic for technical innovations that maximize the effectiveness of their mission.

Key Accomplishments

- **Won new indefinite delivery/indefinite quantity (ID/IQ) contract valued up to $49 million for U.S. Marine Corps ground combat training range.** Cubic will provide an advanced Instrumented-Tactical Engagement Simulation System II (I-TESS II) for use in Marine force-on-force and force-on-target training exercises, including Military Operations on Urban Terrain (MOUT).
- **Received $49 million ID/IQ contract from U.S. Army to support its Surveillance and Control Data Link (SCDL).** Cubic's jam resistant data link provides a secure all-weather link for Joint STARS' encrypted ground-to-air and air-to-ground communications. SCDL has been used extensively by the U.S. Air Force during conflicts in the Persian Gulf War, Bosnia, Iraq, and Afghanistan.
- **Won $40 million contract to upgrade the British Army's Salisbury Plain ground combat training range.** As an incumbent supplier, Cubic will provide new equipment and systems to enhance troop readiness and predeployment training during force-on-force combat training exercises.
- **Received $36 million in task orders to date from the U.S. Army for our Tactical Vehicle System (TVS).** These task orders are the start of full rate production under a five-year ID/IQ contract we received in 2010, which has a ceiling value of $100 million. TVS is the wireless vehicular version of our laser-based training system.
- **Received $26 million follow-on contract to supply components for the Javelin Field Tactical Trainer.** We will supply classroom trainer and student and instructor stations to train troops in field surveillance, target recognition and acquisition, and fire mission control on the Javelin system.
- **Received $19 million order by U.S. Army to provide next generation laser engagement training systems for soldiers.** The five-year Instrumentable-Multiple Integrated Laser Engagement System Individual Weapons System (I-MILES IWS) contract could be worth $200 million.


ASIA PACIFIC
NORTH AMERICA/SOUTH AMERICA
Ukraine
United Kingdom
Australia
Korea
New Zealand
Singapore
Thailand
Canada
Brazil
United States


Virtual simulation plays a key role in small unit training. U.S. and allied armed forces worldwide rely on virtual training systems from Cubic Defense Systems to sharpen the skills of soldiers and security forces.

To provide real value, virtual training must enable soldiers to acquire skills that are transferrable and relevant to the live training environment and real world missions. Our systems are proven to advance the marksmanship skills of soldiers.

Today our Engagement Skills Trainer 2000 (EST 2000) plays a key role in the U.S. Army's marksmanship training strategy; it is a prerequisite to live fire qualification. The precise training and performance feedback soldiers receive from our EST 2000 enables many of them to qualify before they step onto a live fire range using real weapons.

The fielding and development of our EST 2000 and our entire family of virtual training systems is ongoing. Our systems are in use by ten national militaries and security forces at home stations and in combat zones.

We adapt EST 2000 for specific customer requirements. Whether our customers need multiple languages incorporated into user interfaces or modifications for specific types of weaponry or scenarios, we can meet their needs.

Currently, we are designing product improvements for the Army National Guard. The new version of EST 2000 will accommodate loader armor gun shields. The shields help to protect gun loaders from small-arms sniper threats and fragments from IEDs while operating in an open-hatch fighting position onboard the M1 Abrams. The loader's gun shield makes M1 tanks better suited for urban operations.

At Cubic, we integrate technologies to extend the utility and effectiveness of virtual training systems that augment live training and real world missions for U.S. and allied ground forces.

Engagement Skills Trainer 2000: Using our virtual training systems, soldiers experience relevant combat and security scenarios that train, test, and hone their marksmanship and squad-level tactics, and judgmental use of force.





Live training is essential to the readiness of ground forces. Cubic Defense Systems' laser-based training systems help prepare troops to survive, operate, and prevail on today's battlefield.

Military units in more than 25 nations use Cubic's systems. Our tactical engagement simulation systems create a **realistic training** environment for soldiers and security forces. We offer a full range of solutions. Our systems equip and integrate weapons, soldiers, vehicles, watercraft, buildings, and fixed structures with **high fidelity instrumentation**. This enables soldiers to engage an opposing force in the field, and safely train against a broad range of threats.

Leaders of U.S. and allied forces recognize that no other type of training simulation replicates actual combat more closely than live training. When troops go into combat, live training gives them an extra edge; it saves lives and improves their effectiveness to carry out any mission. Cubic has led the advancement of laser-based training since the 1990s. Professional military and security forces worldwide turn to Cubic for **best value, low risk** solutions.

Our laser engagement systems meet demanding customer requirements. They also provide what soldiers in the field want: equipment that is easier to use and install. By incorporating consumer-like features, such as touch screen displays already familiar to today's tech-savvy soldiers, we are making system **installation faster and easier.**

Today our customers are being challenged to do more with less. We share their challenge. That is why our engineers focus on **minimizing the logistics burden** of laser engagement systems. Cubic's latest configurations are highly integrated into single units which are more reliable, lighter, and leaner than any of their predecessors. This is how we are reducing power consumption and **reducing total cost of ownership**.

Our latest configurations are proving their worth. We are designing and fielding our wireless vehicle and man-worn systems for the U.S. Army, Marine Corps, and allied nations. At Cubic, delivering innovation that provides real value for our customers is the driving force behind all that we do.

Instrumented-Tactical Engagement Simulation System II (I-TESS II): This year the U.S. Marine Corps chose Cubic to deliver our advanced ground combat training system—fully integrated with live, virtual, and computer-based constructive capability.



Skilled pilots are essential to the readiness of the U.S. and allied forces. Cubic Defense Systems is the leading provider of air combat training systems worldwide.

In 1973 Cubic installed the world's first instrumented air combat training system at the Marine Corps Air Station in Yuma, Arizona. Since then we have fielded nearly every system used by U.S. and allied forces. Fighter and attack pilots use our systems during live training flights to gain tactical **proficiency** and test their skills during mock battles in the sky. Our systems also provide a display and debriefing reconstruction of the training flights for all aircraft. This replay is critically important because it allows instructors to provide a comprehensive evaluation for each pilot. Today we continue to lead the advancement of this important technology.

Air supremacy is vital to the national security of the United States and its allies. We have developed and are quickly fielding the most advanced air combat training system available today. In 2003, we received the largest air combat training modernization contract ever awarded. Under the P5 Combat Training System/Tactical Combat Training System (P5 CTS/TCTS) contract, we are equipping the U.S. Navy, Marine Corps, Air National Guard, and Air Force. We have supplied systems to more than **30 ranges** worldwide. U.S. allies seeking the latest training technology through **foreign military sales**, including Poland, Singapore, Egypt, and soon Australia, will also rely on our system for live training well into the 21st Century.

Our next-generation system will be installed onboard every **F-35** Lightening II Joint Strike Fighter. Under a direct contract with Lockheed Martin, we have developed new internal airborne combat training equipment that is now in the testing phase. The F-35 version of our system maintains the advanced data security measures of the stealth aircraft. It is also interoperable with the P5 CTS/TCTS system so that U.S. and allied nations can train together without changing antennas, hardware or software.

We lead **advancements** in technology to help the U.S. and allied nations hone their skills during every air combat training exercise and maximize learning for individuals and aircrews.

P5 CTS/TCTS: Training with Cubic's system, Montana Air National Guard pilots rehearse air combat maneuvers, weapons delivery, threat avoidance, and situational awareness during realistic live training exercises.



CUBIC MISSION SUPPORT SERVICES

Leading provider of highly specialized support services for military and security forces of the U.S. and allied nations.

We are a trusted provider of mission-critical services. Every day we uphold our reputation for consistently exceeding customer expectations. Our reputation for excellence is our most important credential.

We provide a combination of our support services to our many customers. Our expanding capabilities in logistics, information technology and cyber solutions, and national security help our customers to quickly adapt to ever changing threats.





PRINCIPAL LINES OF BUSINESS

Ultimately, our customer is the warfighter.

- Defense modernization
- Education and leader development
- Engineering and related technical support
- Information technology and cyber solutions
- Intelligence
- Live, virtual and constructive training exercises
- Maintenance and logistics
- Maritime security
- National Security
- Operations and analysis


U.S. Army Quartermaster Center and School
Defense Threat Reduction Agency
U.S. Joint Forces Command
U.S. ARMY PEO STRI
Joint Multinational Simulation Center
National Training Center
Joint Readiness Training Center Ft. Polk
Maneuver Center of Excellence Ft. Benning
SUPPORTING VICTORY
UNITED STATES JOINT FORCES COMMAND
JMSC
FORT BENNING

Every day at military bases and installations around the world, U.S. and allied forces rely on a comprehensive range of support services from Cubic. *Our 4,600 dedicated professionals work at more than 130 locations in 21 nations. Outstanding past performance across all of our services has earned Cubic a strong reputation for professional excellence.*

Skilled people dedicated to their jobs—that is why we are a trusted provider of mission-critical support services.

Key Accomplishments

- **Won prime award on the U.S. Army Operations, Planning, Training and Resource Support Services II (OPTARSS II) contract managed by the U.S. Forces Command (FORSCOM).** Cubic is one of 13 awardees to receive a prime seat on this indefinite delivery/indefinite quantity (ID/IQ) contract, which has a five-year term and a ceiling value of $2.5 billion. Our strong capabilities in operations, training and exercises, and leader development will enable us to compete for the many opportunities under this contract.

- **Awarded one of eight ID/IQ multiple award contracts for Fielded Training Systems Support Services III (FTSS III).** The aggregate ceiling value is $900 million over seven years. Under this contract, more than 900 training simulators will be supported for the U.S. Navy and Marine Corps, and for other governments under potential Foreign Military Sales. Recently we received two contract awards totaling $34 million.

- **Received an ID/IQ contract for the U.S. Army Maneuver Center of Excellence (MCoE) at Fort Benning, Georgia.** Cubic is one of 14 awardees for this contract, which has one base year and four option years and a potential value of $458 million. We provide this program with a full spectrum of support in leader development, doctrine, training, capability development, and training support products for the maneuver force.

- **Received a new five-year contract to provide military training and education support to the U.S. Army's Combined Arms Center (CAC) at Fort Leavenworth, Kansas.** Cubic is one of ten companies to win the five-year CAC Omnibus V Contract, which has a maximum value of $260 million. Cubic is the only major contractor to successfully retain a position on every omnibus contract awarded on behalf of the CAC for the past 20 years.

- **Awarded $18.8 million U.S. Army Contract for functional and analytical support to the Sustainment Battle Lab.** The support Cubic provides to this program will assist the Army's combat development process in a variety of venues by providing analytical rigor to develop quantifiable data so the Army can make informed decisions and see a positive return on their investment.

Army ...bined Arms ...er

U.S. Marine Corps



U.S. Army



United States Forces Korea



U.S. Navy



Space and Naval Warfare Systems Command


SPAWAR

Organization of American States



U.S. Africa Command



National Simulation Center







Growing reliance on information technology makes networks vulnerable to hostile cyber attacks. Cubic Mission Support Services has the talent and ingenuity to help protect mission-critical networks from electronic threats.

Cyber attacks on military and federal agency networks pose a rapidly growing threat. Increasing in scope and sophistication, many of them aim to disrupt, corrupt, and destroy the effectiveness of war-fighting and training-support applications. Based on our strong knowledge of military operations, **information technology,** and information assurance, we help the national security community and the U.S. Armed Forces detect, protect against, and respond to cyber threats.

We have the credentials and experience to maintain the confidentiality, integrity, and adaptability of information systems used by the Department of Defense (DoD) and other federal agencies. Our engineers build upon classic **information assurance** models by including analysis of physical location and level of information vulnerability. Our analysis of information value, threats, and security, followed by the application of appropriate countermeasures, is Cubic's advantage.

U.S. Armed Forces rely on distributed computer networks to maintain optimum readiness. Our highly **trained and certified** individuals and teams help ensure the integrity and availability of information systems used for all domains of training simulation including live, virtual, constructive, and gaming. Our technical professionals continuously execute measures to secure these vital assets.

Safeguarding networks takes complex and interrelated skills. We exploit a combination of tools, tactics, and techniques to protect training information from intruders inside and outside the simulation environment. Applying war fighting principles, our software engineers, network engineers, systems administrators, and database managers/developers aggressively protect data **integrity**, implement effective network **security**, and defend system availability.

We employ our comprehensive technical services at many premier U.S. joint and multinational training sites. At the U.S. Army National Simulation Center, Korea Battle Simulation Center, and the European-based Joint Multinational Simulation Center, we provide all of the information technology and **network** services needed to support the entire life cycle of training exercises.

Information technology and information assurance: Our highly qualified and experienced technical professionals support computer networks that give U.S. forces an edge in their training and operational environments.



Logistics sustains the U.S. Armed Forces performing duties across the globe. Cubic Mission Support Services helps the U.S. Army to meet recurring logistics requirements.

Cubic Mission Support Services is a leading provider of educational services and support for logistics professionals at premier U.S. Army training facilities. Our track record of successful performance in meeting recurring **logistics** requirements is widely recognized in the industry. Because of our hard earned credentials, we deliver comprehensive support for the U.S. Army Quartermaster Center and School; the Sustainment Center of Excellence Transportation School and the **Army Logistics University** at Fort Lee, Virginia; the U.S. Army Reserve at Fort Eustis, Virginia; and the Joint Readiness Training Center in Fort Polk, Louisiana.

The nature of logistics is adapting to forces of change. Budget pressures, lessons learned from Operation Enduring Freedom, and the need for logistics to be closely linked with operations are shaping how U.S. Armed Forces are and will be sustained. Cubic Mission Support Services is focused on helping logistics personnel meet current and future operational challenges. Airdrop operations are a primary example.

Aerial delivery has become the dominant solution for supplying basic necessities to U.S. ground forces serving in remote regions of the world. Because of the threat of enemy attacks, inaccessible roads, and rough terrain, many of these places are inaccessible by other means of **supply**, such as convoys. We help U.S. Army logistics personnel to learn the safekeeping and distribution procedures for all types of supplies, including aerial delivery and airdrops. We also deliver a wide range of instruction and **hands-on training** related to the storage, transport, and distribution of needed essentials such as food, water, and fuel.

Each day, the U.S. military relies on Cubic for accurate and up-to-date support. Our role includes everything from providing forklift drivers and operating convoy simulators, up to and including the supply, maintenance, **transportation**, and health services for combat teams training at the Joint Readiness Training Center.

Aerial delivery and airdrops: At the U.S. Army Quartermaster Center and School in Fort Lee, Virginia, we teach and train U.S. Army logistics personnel the procedures to conduct airdrops needed to sustain and resupply forward operating bases and ground forces in isolated locations.





CONTAINS A
DEVICE
INSTRUCTIONS
PACKING MANUAL

Before their skills are validated by live training, aircrews train on simulators. Cubic Mission Support Services helps aircrews maximize the full capabilities of simulators to acquire, test, and hone skills they need to be mission ready.

Our extensive experience gained from supporting U.S. Navy and Marine Corps simulators spans more than 20 years. Whether they seek simulator flight instruction, **classroom** instruction, maintenance services, curriculum development, and/or contractor logistics support, our customers know we can meet their needs. We draw upon on our wealth of experience to provide our customers with high quality, responsive support every day.

We are known for our skilled people dedicated to their jobs. When it comes to simulator instruction, we have unmatched credentials. Many of our instructors are regarded as **Subject Matter Experts** on fixed and rotary wing aircraft. That's a key reason why military customers know and trust our reputation. Recently 12 of our V-22 Osprey flight instructors at the Marine Aviation Training Systems site in New River, North Carolina reached an impressive milestone: 100,000 combined flight hours or more than 8,000 hours apiece. Their achievements significantly exceed the 3,500 average total hours flown by a career military pilot.

Our simulator instructors are highly motivated and qualified. They transfer their knowledge to trainees in the form of objective feedback in pre- and post-mission **debriefs.** The feedback enables trainees to improve and master pilot skills and techniques. As a result, trainees are challenged to meet essential training and readiness tasks. While they are in the cockpit of simulators, we test and grade their performance in scenarios such as flight training for F/A-18 fighter jets, in-flight refueling for the KC-130, and air-to-ground weapons execution practice for the AV-8B Harrier. Our primary focus is on training them to achieve **readiness** as individuals in a combat unit.

Over many years, we have earned a record of outstanding performance in supporting simulators used by the Naval Air Force U.S. Atlantic Fleet and the U.S. Marine Corps. Today they rely on us when they need instruction, simulator operation, and **curriculum** support for any tactical aircraft they fly.

Simulator Support Services: Cubic supports and maintains U.S. Marine Corps AV-8B Harrier training assets ranging from flight simulators and maintenance trainers to computer-based training equipment.

Our primary businesses are in the defense and transportation industries. For the year ended September 30, 2011, 68% of sales were derived from defense systems and services, while 32% were derived from transportation fare collection systems and other commercial operations. These include high technology businesses that design, manufacture and integrate complex systems, and provide essential services to meet the needs of various federal and regional government agencies in the U.S. and other nations around the world. The U.S. Government remains our largest customer, accounting for approximately 56% of sales in 2011 compared to 57% in 2010 and 58% in 2009.

Cubic Transportation Systems (CTS) develops and delivers innovative fare collection systems for public transit authorities worldwide. We provide hardware, software and multiagency, multimodal transportation integration technologies as well as a full scope of operational services that allow the agencies to efficiently collect fares, manage their operations, reduce fare evasion and make using public transit a more convenient and attractive option for commuters.

Cubic Defense Systems (CDS) is focused on two primary lines of business: Training Systems and Communications. The segment is a diversified supplier of live and virtual military training systems, and communication systems and products to the U.S. Department of Defense, other U.S. government agencies and allied nations. We design instrumented range systems for fighter aircraft, armored vehicles and infantry force-on-force live training; weapons effects simulations; laser-based tactical and communication systems; and precision gunnery solutions. Our communications products are aimed at intelligence, surveillance, and search and rescue markets. In 2010, through two acquisitions, we added new product lines including multi-band communication tracking devices, and cross domain hardware solutions to address multi-level security requirements.

Mission Support Services (MSS) is a leading provider of highly specialized support services to the U.S. Government and allied nations. Services provided include live, virtual, and constructive training; real-world mission rehearsal exercises; professional military education; intelligence support; information technology, information assurance and related cyber support; development of military doctrine; consequence management, infrastructure protection, and force protection; as well as support to field operations, force deployment and redeployment, and logistics.

CONSOLIDATED OVERVIEW

Sales increased 8% in fiscal 2011 after increasing 17% in 2010, due to growth in all three business segments in both years. Sales grew to $1.285 billion in 2011, compared to $1.194 billion in 2010 and $1.017 billion in 2009. Approximately half of our growth in 2011 was organic, and half of our growth was the result of our acquisition of Abraxas in December 2010, which added $50.0 million to our 2011 revenue. Our sales would have increased by 3% without the addition of Abraxas, and sales in our MSS segment would have declined 4% absent this acquisition. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. Dollar resulted in an increase in sales of $21.5 million for the year.

More than 80% of the growth in 2010 was organic, while the remainder came from the consolidation of TranSys, a variable interest entity (VIE), and from two small acquisitions we made during 2010. The VIE added $29.9 million to 2010 sales; however these sales had no net margin and therefore had no effect on operating income. Sales growth in 2010 without consolidation of the VIE would have been approximately 15%. See the segment discussions following for further information about segment sales.

Operating income increased 6% to $112.3 million in 2011 compared to $105.5 million last year. Improved margins and higher sales in our defense systems segment contributed significantly to the increase in our operating income. Operating income growth in 2011 was limited somewhat by an increase in our investments in two businesses acquired in 2010 that are developing cross domain and global asset tracking products. The operating losses for these two businesses totaled $11.3 million in 2011 compared to $3.0 million in 2010. Abraxas incurred an operating loss of $3.5 million for 2011, which included amortization of intangible assets of $8.2 million for the year as well as acquisition costs of $0.7 million. A $4.2 million gain was recorded in 2010 related to the recovery of a receivable that had been reserved for in previous years, which positively impacted our 2010 operating income as described below. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. Dollar resulted in an increase in operating income of $3.4 million for 2011.

Our operating income increased 25% in 2010 to $105.5 million from $84.7 million in 2009. The operating results for 2009 had included a provision for an uncollectable receivable of $3.1 million; however, in 2010 we were able to recover the full amount plus attorney's fees, costs and interest, bringing the total recovery to $4.2 million. If the $4.2 million were subtracted from the 2010 results, and $3.1 million added back to the 2009 results, operating income would have increased about 15% in 2010, commensurate with the increase in sales. See the segment discussions following for further information about segment operating income.

Net income attributable to Cubic increased to $84.8 million ($3.17 per share) in 2011 from $70.6 million ($2.64 per share) in 2010 and $55.7 million ($2.08 per share) in 2009. Higher net income in both 2011 and 2010 resulted primarily from the improvement in operating income, as described above. Our net income also increased in 2011 due to the decrease in our effective tax rate described below, and due to the impact of foreign currency exchange rate changes on U.S. dollar denominated investments held by our wholly-owned subsidiary in the U.K., that has



the British Pound as its functional currency. The impact of exchange rates on these U.S. dollar denominated investments is recorded as other non-operating income and resulted in a gain of $2.3 million in 2011 after taxes, or $0.09 per share. There was no net gain or loss recorded on these investments in 2010 or 2009 due to the impact of foreign currency exchange rates. Net income in 2009 had also included a provision for settlement of a lawsuit of $1.4 million that reduced net income by approximately $0.9 million, after taxes, or $0.03 per share.

The gross margin from product sales was 29.2% in 2011, compared to 28.1% in 2010 and 25.1% in 2009. Improved performance from our defense systems training business primarily accounted for the increases in 2011 and 2010. The gross margin from service sales was 19.0% in 2011 compared to 13.1% in 2010 and 16.1% in 2009. The primary reasons for the increase in gross margins from services in 2011 were the improvement in margin and increase in service revenue related to our transportation business in the U.K. and Australia, as well as the gross margin from 2011 Abraxas sales since the acquisition in December 2010. In addition, MSS recorded a provision of $2.0 million in 2010 related to a dispute with a customer over contract terms. This dispute was settled in 2011 resulting in a gain of $1.4 million. The primary reason for the decrease in gross margin on services in 2010 was the consolidation of TranSys, as mentioned above. This added nearly $30 million to sales in 2010, but at a very low gross margin, because this VIE was designed as a pass-through entity and was intended to break-even.

Selling, general and administrative (SG&A) expenses increased to $155.0 million or 12.1% of sales in 2011, compared to $120.8 million or 10.1% of sales in 2010 and $111.8 million or 11.0% of sales in 2009. The increase in SG&A expenses in 2011 was primarily due to increased business development expenses for two defense systems businesses acquired in 2010, as well as increased business development expenses related to other businesses within our defense systems segment. The acquisition of Abraxas in the MSS segment added to 2011 SG&A expense. In 2011, we also incurred more bid and proposal costs as a percentage of revenue throughout the organization, and more SG&A costs related to the growth of our transportation systems business in Australia and the U.K. In addition, in 2009 we had established a $3.1 million allowance for doubtful accounts receivable related to a company - through which we sold training systems products to the U.S. government - because they failed to pass on to us cash they collected from the government on our behalf. In 2010, we were able to collect the entire amount plus attorney's fees, costs and interest, for a total recovery in 2010 of $4.2 million. As a result, the provision for bad debts and related reversal impacted the ratio of SG&A expense to sales between 2011, 2010 and 2009. The increase in 2010 SG&A expenses compared to 2009 was due primarily to increased bid and proposal costs, and growth of our business in Australia.

Company-sponsored research and development (R&D) spending totaled $25.3 million in 2011 compared to $19.0 million in 2010 and $8.2 million in 2009. Our increased R&D expenditures in 2011 were primarily related to the development of products by the two defense companies we acquired in 2010, including multi-band communication tracking devices and cross domain hardware solutions to address multi-level security requirements. We also increased R&D spending in 2011 and 2010 related to new technologies for ground combat training systems in our defense systems business. A significant portion of our R&D spending is incurred in connection with the performance of work on our contracts. The amount of contract required development activity in 2011 was approximately $72 million compared to $63 million in 2010, and $54 million in 2009; however, these costs are included in cost of sales, rather than R&D, as they are directly related to contract performance.

Amortization expense increased to $14.7 million or 1.1% of sales in 2011, compared to $6.8 million or 0.6% of sales in 2010 and $6.4 million or 0.6% of sales in 2009. The increase in 2011 was primarily due to our acquisition of Abraxas in December 2010.

Interest and dividend income was $2.6 million in 2011, compared to $1.6 million in 2010 and $1.7 million in 2009. Interest and dividend income increased in 2011 due to the increase in local currencies held by our wholly-owned subsidiaries in New Zealand and Australia. These foreign investments earned a higher interest rate in 2011 than our other cash and short term investments. Other Income (Expense) netted to income of $4.2 million in 2011, $0.6 million in 2010 and $0.9 million in 2009. The increase in other income in 2011 was caused by the impact of foreign currency exchange rate changes on U.S. Dollar denominated investments held by our wholly-owned subsidiary in the U.K. that has the British Pound as its functional currency. The impact of exchange rates on these U.S. Dollar denominated investments is recorded as other non-operating income and resulted in a gain of $3.2 million in 2011. There was no net gain or loss recorded on these investments in 2010 or 2009 due to the impact of foreign currency exchange rates. Interest expense decreased to $1.5 million in 2011, compared to $1.8 million in 2010 and $2.0 million in 2009 due to a reduction in long-term borrowings over the three year period.

Our effective tax rate for 2011 was 27.7% of pretax income compared to 33.3% in 2010 and 34.7% in 2009. Our effective tax rate decreased in 2011 from 2010 primarily due to the increase in the amount of our income earned in foreign tax jurisdictions that is taxed at lower rates than the U.S. federal statutory tax rate. We do not provide for U.S. taxes on earnings of our foreign subsidiaries, as we consider them to be permanently reinvested. Our effective tax rate also decreased in 2011 due to an increase in R&D and other income tax credits. In addition, in the quarter ended December 31, 2010 the U.S. Congress retroactively reinstated the R&D credit, which had expired in December 2009. Because the reinstatement was retroactive, in addition to the benefit for the 2011 R&D credit, the first quarter provision this year benefitted by $1.5 million, which is the estimated credit we will realize in our fiscal 2010 tax return. In 2011 we also recorded a benefit of $1.3 million due to the reversal of uncertain tax positions relating to statute expirations.

The effective tax rate decreased in 2010 compared to 2009 primarily because of the reversal of tax contingency provisions, due to the expiration of statutes, totaling $1.7 million compared to only $0.1 million in 2009. These factors were partially offset by a lower R&D credit realized in 2010 because U.S. Congress allowed the credit to expire as of December 31, 2009.

Our effective tax rate could be affected in future years by, among other factors, the mix of business between U.S. and foreign jurisdictions, our ability to take advantage of available tax credits, and audits of our records by taxing authorities.

TRANSPORTATION SYSTEMS SEGMENT

Years ended September 30,	**2011**	2010	2009
		(in millions)	
Transportation Systems Sales	**$ 415.4**	$ 386.0	$ 303.4
Transportation Systems Operating Income	**$ 56.0**	$ 54.7	$ 44.1

CTS sales increased 8% to $415.4 million in 2011 compared to $386.0 million in 2010. Sales were up in Europe and Australia, but decreased in North America. The overall increase in sales was primarily due to higher revenue from our new contract in Vancouver, B.C. Canada, our contract with Transport for London (TfL) and our contracts in Sydney and Brisbane, Australia. Partially offsetting these increases were lower sales from a gating system contract in Southern California which was completed in 2010 and lower sales in the San Francisco Bay area. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. Dollar resulted in an increase in sales of $16.2 million for the year.

CTS sales increased 27% in 2010 to $386.0 million from $303.4 million in 2009. Sales were higher in 2010 from work in the San Francisco Bay area, our contract with TfL, the installation of a gating system in Southern California, and from a new contract in Sydney, Australia. These increases were partially offset by lower sales from a system installation contract in Florida, which was completed early in 2010, and from train operating companies in the U.K. A portion of the sales increase from the TfL contract resulted from consolidation of the company's 50% owned subsidiary, TranSys, beginning in March of 2010. This newly consolidated subsidiary added $29.9 million to sales in 2010. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar had no significant impact on sales for 2010 compared to 2009.

CTS operating income improved to $56.0 million in 2011 from $54.7 million in 2010, an increase of 2%. Operating income was higher on increased revenue from our contracts in the U.K. and Australia, and our operating margin percentage increased in Australia due to a reduction in bid and proposal costs in 2011 compared to costs incurred in 2010 to secure the Sydney contract. Partially offsetting these increases were lower operating income on lower sales from the gating system customer in Southern California mentioned above. In addition, in 2010 we received a contract modification that resolved a contingency on a contract in Europe, resulting in a reversal of a $1.6 million reserve that added to operating income in 2010. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. Dollar resulted in an increase in operating income of $1.7 million for 2011.

Operating income from CTS increased 24% in 2010 to $54.7 million from $44.1 million in 2009. Increased income resulted from higher sales and margins in North America and from slightly higher operating profits from European operations. A contract modification received in 2010 resolved a contingency on a contract in Europe, allowing us to reverse a reserve of $1.6 million that had been recorded in 2009. Results from European operations for 2010 also included a pension curtailment charge of $0.7 million. Results in 2009 had included contract restructuring agreements that added $1.6 million to operating income and a foreign currency exchange gain that added $1.4 million. The additional sales from TranSys mentioned above did not add to operating income, because TranSys operated on a break-even basis, as it was designed to do. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar had no significant impact on operating income for 2010 compared to 2009.



DEFENSE SYSTEMS SEGMENT

Years ended September 30,	**2011**	2010	2009
		(in millions)	
Defense Systems Sales			
Training systems	**$ 339.7**	$ 297.4	$ 238.5
Communications	**41.3**	61.9	45.4
Other	**11.7**	3.5	1.5
	$ 392.7	$ 362.8	$ 285.4
Defense Systems Operating Income			
Training systems	**$ 45.9**	$ 26.9	$ 16.2
Communications	**6.8**	4.3	3.4
Other	**(14.8)**	(2.5)	(0.6)
	$ 37.9	$ 28.7	$ 19.0

TRAINING SYSTEMS

Training systems sales were up 14% for 2011 to $339.7 million from $297.4 million last year. Higher sales from air combat training, ground combat training, and MILES (Multiple Integrated Laser Engagement Simulation) equipment all contributed to the increase. Sales of air combat training systems to the U.S. military and to customers in the Far East grew this year. Increases in ground training system sales in the U.K. more than offset decreases in sales of ground training systems to customers in the Far East. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. Dollar resulted in an increase in training system sales of $5.3 million for 2011.

Training systems sales increased 25% in 2010 to $297.4 million compared to $238.5 million in 2009. Sales were higher in 2010 from all major product lines, including air and ground combat training systems, MILES equipment, and small arms training systems. Significant fourth quarter deliveries of air combat training systems to the U.S. military helped to push sales higher for 2010, more than offsetting lower air combat training sales to customers in the Far East. Sales were also higher for the year from a ground combat training system contract for a customer in the Far East. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar had no significant impact on sales for 2010 compared to 2009.

Operating income for training systems increased 71% to $45.9 million in 2011 compared to $26.9 million in 2010. The growth in operating income was primarily attributable to improved margins from the sale of a ground combat training system to a customer in the Far East, increased operating income on higher sales of air combat training systems to the U.S. military and to a customer in the Far East, and improved margins on increased sales of MILES equipment. The 2010 operating income for training systems was positively impacted by the $4.2 million bad debt recovery described below. We invested $3.4 million in 2011 and a similar amount in 2010 in the development of new ground combat training technology for tactical vehicles, which limited our operating income in both years. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. Dollar resulted in an increase in training systems operating income of $1.8 million for 2011.

Training systems operating income increased 66% in 2010 to $26.9 million, from $16.2 million in 2009. Higher sales from the ground combat training system in the Far East mentioned above added to operating income in 2010, as well as higher sales and improved profit margins from MILES. In addition, in 2009 we had established a $3.1 million allowance for doubtful accounts receivable related to a company - through which we sold training systems products to the U.S. government - because they failed to pass on to us cash they collected from the government on our behalf. In 2010, we were able to collect the entire amount plus attorney's fees, costs and interest, for a total recovery in 2010 of $4.2 million. These improvements were partially offset by lower operating income from lower sales of air combat training systems to customers in the Far East where we had realized higher margins in 2009. In addition, in the fourth quarter of 2010, we invested $3.2 million in the development of new ground combat training technology for tactical vehicles, which limited growth in our operating income in 2010. The average exchange rates between the prevailing currencies in our foreign operations and the U.S. dollar had no significant impact on operating income for 2010 compared to 2009.

COMMUNICATIONS

Communications sales declined 33% to $41.3 million in 2011 from $61.9 million in 2010. Sales of data links and power amplifiers decreased this year, while sales of personnel locater systems were relatively consistent between years.

Communications sales grew 36% in 2010 to $61.9 million from $45.4 million in 2009. Sales were higher in 2010 from all three major product lines, including personnel locator systems, data links and power amplifiers. We began work on a new contract in 2010 called Video Scout and produced spare parts for the Joint-STARS system we delivered years ago, which contributed to the increase in data link sales.

Operating income from communications increased 58% to $6.8 million in 2011 from $4.3 million in 2010. In 2010 we realized operating losses of $6.0 million on sales of a new mini-common data link (mini-CDL) product and Video Scout product as a result of development costs incurred in 2010, compared to profitable sales of these products in 2011.

Communications operating income increased to $4.3 million in 2010, compared to $3.4 million in 2009, which is a 26% increase. In 2010, higher operating income on higher sales from all three product lines was partially offset by development costs for new products, including Video Scout and mini-CDL.

OTHER

In 2010, CDS added two new businesses through acquisitions that are developing cross domain and global asset tracking products. During 2011 we increased our investment in the development and marketing of these products, resulting in an operating loss for the year as reflected in the other caption in the table above. Also included in the other category above were development costs for combat identification technologies. Partially offsetting these expenses was an adjustment of $0.7 million recorded in 2011 that reduced our estimated liability for contingent consideration related to one of the acquisitions made in 2010.

MISSION SUPPORT SERVICES SEGMENT

Years ended September 30,		**2011**		2010		2009
				(in millions)		
Mission Support Services Sales	**$**	**475.8**	$	443.3	$	424.4
Mission Support Services Operating Income	**$**	**24.0**	$	26.5	$	27.9

MSS sales were up 7% to $475.8 million in 2011 compared to $443.3 million in 2010. Our acquisition of Abraxas in December 2010 added $50.0 million to sales for 2011. Sales growth was also driven by increased activity in support of homeland security under our Seaport-e contract, and in support of instruction and maintenance of flight simulators. Partially offsetting these sales increases were lower sales from the Joint Readiness Training Center (JRTC) in Fort Polk, LA, and from the U.S. Army Quartermaster Center and School. Sales also decreased from training and education contracts due to delays in contract awards, as well as services insourcing, primarily by the U.S. Army, and the migration of certain contracts to small businesses where we are now in a subcontractor role. The insourcing of services and emphasis on small business awards have limited MSS growth and may continue to do so in the near term.

MSS sales increased 4% in 2010 over 2009. Increased activity at the JRTC and at the U.S. Army Quartermaster Center and School added to sales in 2010. In addition, higher sales from two contracts with the U.S. Marine Corps and a contract at the Joint Coalition Warfare Center (JCWC) added to the sales total in 2010 compared to 2009. Partially offsetting these improvements in 2010 were lower sales from a trainer maintenance contract that we lost to a small business competitor and from a contract for services performed in Iraq that had added approximately $6.8 million to sales in 2009, but was completed.

MSS operating income decreased 9% to $24.0 million in 2011 from $26.5 million last year. Abraxas incurred an operating loss of $3.5 million for 2011, which included amortization of intangible assets of $8.2 million for the year as well as acquisition costs of $0.7 million. Lower revenue from certain higher margin training and education contracts also contributed to the decrease in operating income for 2011. These decreases were partially offset by an increase in operating margin on increased sales from certain information operations contracts. In 2010 MSS recorded a provision of $2.0 million for a dispute with a customer over contract terms. As a result of the settlement of this dispute we recorded a gain of $1.4 million in 2011.

MSS operating income decreased 5% to $26.5 million in 2010 from $27.9 million in 2009. MSS operating income in 2010 was impacted by the $2.0 million reserve recorded for the dispute with a customer over contract terms discussed above. The contract in Iraq mentioned above



that was completed in 2009 also had added to operating income in 2009. Higher operating income on higher sales in 2010 from the contracts mentioned above partially offset these decreases when compared to 2009.

Amortization of purchased intangibles included in the MSS results amounted to $11.7 million, $4.5 million, and $5.4 million in 2011, 2010 and 2009, respectively.

BACKLOG

September 30,	**2011**	2010
	(in millions)	
Total backlog		
Transportation Systems	**$ 1,368.5**	$ 1,112.6
Mission Support Services	**932.2**	850.3
Defense Systems:		
Training systems	**489.1**	469.0
Communications	**36.0**	46.6
Other	**9.7**	7.8
Total Defense Systems	**534.8**	523.4
Other Operations	**1.3**	-
Total	**$ 2,836.8**	$ 2,486.3
Funded backlog		
Transportation Systems	**$ 1,368.5**	$ 1,112.6
Mission Support Services	**258.8**	236.3
Defense Systems:		
Training systems	**489.1**	469.0
Communications	**36.0**	46.6
Other	**9.7**	7.8
Total Defense Systems	**534.8**	523.4
Other Operations	**1.3**	-
Total	**$ 2,163.4**	$ 1,872.3

As reflected in the table above, total backlog increased $350.5 million and funded backlog increased $291.1 million from September 30, 2010 to September 30, 2011. The majority of the CTS backlog increase was from a new contract awarded in Vancouver, which added $184.3 million as of September 30, 2011. In addition, changes in exchange rates between the prevailing currency in our foreign operations and the U.S. Dollar as of the end of fiscal 2011 decreased backlog by approximately $1.1 million compared to September 30, 2010. The acquisition of Abraxas added $106.8 million to our total MSS backlog as of September 30, 2011.

The difference between total backlog and funded backlog represents options under multiyear service contracts. Funding for these contracts comes from annual operating budgets of the U.S. government and the options are normally exercised annually. Options for the purchase of additional systems or equipment are not included in backlog until exercised. In addition to the amounts identified above, we have been selected as a participant in or, in some cases, the sole contractor for several substantial indefinite delivery/ indefinite quantity (IDIQ) contracts. IDIQ contracts are not included in backlog until an order is received. We also have several service contracts in our transportation business that include contingent revenue provisions tied to meeting certain performance criteria. These variable revenues are also not included in the amounts identified above.

NEW ACCOUNTING STANDARDS

In June 2009, the FASB issued a standard which changes the approach in determining whether an entity is a variable interest entity, and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise's involvement in a variable interest entity. We adopted this standard on October 1, 2009. The adoption of this standard did not have a significant impact on our results of operations, financial position or cash flows. The future impact of this standard will depend on the size and structure of future investments in variable interest entities.

In October 2009, the FASB issued revised accounting guidance relating to multiple-deliverable revenue arrangements, which can be applied prospectively or retrospectively. This guidance modifies the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurement required under the "Fair Value Measurements and Disclosures" guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. We adopted this guidance prospectively as of October 1, 2009. The adoption of this update did not have a material impact on our consolidated financial position, results of operations, or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided cash of $132.6 million in 2011, compared to $111.7 million in 2010, and $176.0 million in 2009. In addition to cash generated by earnings, a decrease in accounts receivable in each of the three years amounting to $4.2 million, $28.6 million and $36.2 million in 2011, 2010 and 2009, respectively, contributed to the positive cash flows. In addition, net customer advances of $45.5 million, $20.7 million and $48.7 million in 2011, 2010 and 2009, respectively, added to the positive result. A decrease in inventory of $16.6 million also contributed to the positive results in 2010. For 2011 and 2009, an increase in inventory partially offset the improvements, using cash of $3.8 million and $4.3 million, respectively. Positive operating cash flows in 2011, 2010 and 2009 came from all three segments. In 2011 and 2010, CTS provided the greatest portion of the positive cash flows, while in 2009 CDS provided more than half of the operating cash flows. Partially offsetting the positive operating cash flows were payments of $13.2 million for income taxes in 2011 and $27.0 million in value added tax (VAT) in 2010, related to the wind-up of the PRESTIGE contract within TranSys, our 50% owned variable interest entity. We consolidated TranSys with our results for the first time in the second quarter of 2010, adding cash of $38.3 million to investing activities. This was the primary source of cash used to make these income tax and VAT payments, which are included in operating activities.

We have classified certain unbilled accounts receivable balances as noncurrent because we do not expect to receive payment within one year from the balance sheet date. At September 30, 2011, this balance was $23.7 million compared to $28.1 million at September 30, 2010.

Cash flows used in investing activities in 2011 included $126.0 million for the acquisition of Abraxas, and $0.7 million for one small defense systems acquisition made during the year, and an additional payment of $0.2 million for a small defense systems acquisition made in 2010. As mentioned above, the consolidation of TranSys added $38.3 million to cash from investing activities in 2010. Cash flows used in investing activities in 2010 included $7.4 million for two small defense systems acquisitions and an additional payment of $0.9 million for a transportation systems acquisition made in 2009. In 2009, two transportation systems acquisitions used $13.9 million, as well as the final payment of $6.1 million from a 2008 acquisition. We also made normal capital expenditures in 2011, 2010 and 2009 of $8.7 million, $6.9 million and $5.3 million, respectively. We received net proceeds from the sale of short-term investments of $58.3 million in 2011, and purchased net short-term investments of $76.0 million in 2010 and $8.1 million in 2009.

Financing activities in 2011 included scheduled payments on long-term borrowings of $4.6 million and the payment of dividends to shareholders of $7.5 million (28 cents per share), which included a one time special dividend declared in the second quarter of 10 cents per share. Similarly, in 2010 and 2009 financing activities included payments on long-term borrowings of $4.5 million and $6.0 million, respectively, and both years included payments of dividends to shareholders of $4.8 million (18 cents per share).

The accumulated deficit in other comprehensive income (loss) increased $13.6 million in 2011 due to a negative adjustment from foreign currency translation of $4.1 million and an unrealized loss on cash flow hedges of $5.6 million. In addition there was an increase in the recorded liability for our pension plans of $3.9 million after applicable income taxes. These adjustments resulted in a negative balance in accumulated other comprehensive income of $23.3 million at September 30, 2011 compared to a negative balance of $9.7 million at September 30, 2010.

The net deferred tax assets decreased to $25.1 million at September 30, 2011 compared to $36.4 million at September 30, 2010. In 2011 we recorded a net deferred tax liability of $7.6 million in connection with our acquisition of Abraxas to reflect the tax impact of the identified



intangible assets that will not generate tax deductible amortization expense, net of the future tax benefit of acquired net operating loss carrybacks and carryforwards. Also, net deferred tax liabilities increased by $11.7 million in 2011 due to a change in the tax accounting method for recording service contract revenue. The decrease in the deferred tax assets in 2011 was partially offset by the effect of recording adjustments to the pension liability through other comprehensive income, which resulted in an additional deferred tax asset of $2.0 million at September 30, 2011. We expect to generate sufficient taxable income in the future such that the net deferred tax asset will be realized.

Our financial condition remains strong with working capital of $332.1 million and a current ratio of 2.0 to 1 at September 30, 2011. We expect that cash on hand and our ability to access the debt markets will be adequate to meet our working capital requirements for the foreseeable future. In addition to short-term borrowing arrangements we have in New Zealand and Australia, we have a committed three year credit facility from a group of financial institutions in the U.S., aggregating $150 million. This agreement will expire in December 2012. As of September 30, 2011, $84.4 million of this capacity was used for letters of credit, leaving an additional $65.6 million available. Our total debt to capital ratio at September 30, 2011 was 3%. In addition, our cash and short-term investments totaled $355.0 million at September 30, 2011 which exceeded our total debt by $339.1 million. Our cash is invested primarily in highly liquid bank deposits and government instruments in the U.S., U.K., New Zealand and Australia.

As of September 30, 2011, $268.4 million of the $355.0 million of our cash, cash equivalents, and short-term investments was held by our foreign subsidiaries, primarily in the U.K., New Zealand, and Australia. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, we have the intent and ability to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

The following is a schedule of our contractual obligations outstanding as of September 30, 2011:

	Total	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years
			(in millions)		
Long-term debt	$ 15.9	$ 4.5	$ 9.1	$ 1.1	$ 1.2
Interest payments	1.7	0.7	0.7	0.2	0.1
Operating leases	29.3	8.2	10.9	4.8	5.4
Deferred compensation	9.2	0.9	1.4	0.5	6.4
	$ 56.1	$ 14.3	$ 22.1	$ 6.6	$ 13.1

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Our consolidated financial statements are based on the application of U.S. Generally Accepted Accounting Principles (GAAP), which require us to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements. We believe the estimates set forth below may involve a higher degree of judgment and complexity in their application than our other accounting estimates and represent the critical accounting estimates used in the preparation of our consolidated financial statements. We believe our judgments related to these accounting estimates are appropriate. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded.

REVENUE RECOGNITION

A significant portion of our business is derived from long-term development, production and system integration contracts. We consider the nature of these contracts, and the types of products and services provided, when we determine the proper accounting for a particular contract. Generally, we record revenue for long-term fixed price contracts on a percentage-of-completion basis using the cost-to-cost method to measure progress toward completion. Many of our long-term fixed-price contracts require us to deliver minimal quantities over a long period of time or to perform a substantial level of development effort in relation to the total value of the contract. Under the cost-to-cost method of accounting, we recognize revenue based on a ratio of the costs incurred to the estimated total costs at completion. For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage-of-completion method as the basis to measure progress toward completing the contract and recognizing sales. The units-of-delivery measure recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on deliveries.

As a general rule, we recognize sales and profits earlier in a production cycle when we use the cost-to-cost method of percentage-of-completion accounting than when we use the units-of-delivery method. In addition, our profits and margins may vary materially depending on the types of long-term contracts undertaken, the costs incurred in their performance, the achievement of other performance objectives, and the stage of performance at which the right to receive fees, particularly under award and incentive fee contracts, is finally determined.

Award fees and incentives related to performance on contracts, which are generally awarded at the discretion of the customer, as well as penalties related to contract performance, are considered in estimating sales and profit rates. Estimates of award fees are based on actual awards and anticipated performance. Incentive provisions that increase or decrease earnings based solely on a single significant event are generally not recognized until the event occurs. Those incentives and penalties are recorded when there is sufficient information for us to assess anticipated performance.

Accounting for long-term contracts requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the scope and nature of the work required to be performed on many of our contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Contract costs include material, labor, and subcontracting costs, as well as an allocation of indirect costs. We have to make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, estimated increases in wages and prices for materials, performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. For contract change orders, claims, or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. We have accounting policies in place to address these, as well as other contractual and business arrangements to properly account for long-term contracts.

Products and services provided under long-term, fixed-price contracts represented approximately 73% of our net sales for 2011. Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if our underlying circumstances were to change. For example, if underlying assumptions were to change such that our estimated profit rate at completion for all fixed-price contracts was higher or lower by one percentage point, our 2011 net earnings would have increased or decreased by approximately $6 million. When adjustments in estimated contract revenues or estimated costs at completion are required, any changes from prior estimates are recognized by recording adjustments in the current period for the inception-to-date effect of the changes on current and prior periods using the cumulative catch-up method of accounting. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.

We occasionally enter into contracts, primarily in our transportation systems business, that include multiple deliverables such as the construction or upgrade of a system and subsequent services related to the delivered system. Historically, these contracts have not been common in our business; however, recently we have seen an increase in the number of customer requests for proposal that include this type of contractual arrangement. An example of this is a contract we entered into in 2011 to provide system upgrades and long-term services for the Vancouver, B.C. Canada Smart Card and Faregate system. We elected to adopt updated authoritative accounting guidance for multiple-element arrangements in 2010 on a prospective basis. For contracts of this nature entered into in 2010 and beyond, the contract value is allocated at the inception of the contract to the different contract elements based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence exists, which is typically the case for our contracts, we use our best estimate of the selling price for each deliverable. Once the contract value is allocated to the separate deliverables, revenue recognition guidance relevant to each contractual element is followed. For example, for the long-term construction portion of a contract we use the cost-to-cost percentage-of-completion method and for the services portion we recognize the service revenues on a straight-line basis over the contractual service period or based on measurable units of work performed or incentives earned. The judgment we apply in allocating the relative selling price to each deliverable can have a significant impact on the timing of recognizing revenues and operating income on a contract.

We provide services under contracts including outsourcing-type arrangements and operations and maintenance contracts. Revenue under our service contracts with the U.S. Government, which is generally in our MSS segment, is recorded under the costs-to-cost percentage-of-completion method. Award fees and incentives related to performance on services contracts at MSS are generally accrued during the performance of the contract based on our historical experience with such awards.

Revenue under contracts for services other than those with the U.S. Government and those associated with design, development, or production activities is recognized either as services are performed or when a contractually required event has occurred, depending on the contract. These



types of service contracts are entered primarily by our CTS segment. Revenue under such contracts is generally recognized on a straight-line basis over the period of contract performance, unless evidence suggests that the revenue is earned or the obligations are fulfilled in a different pattern. Costs incurred under these services contracts are expensed as incurred. Earnings related to services contracts may fluctuate from period to period, particularly in the earlier phases of the contract. Incentive fees included in some of our transportation systems service contracts are recognized when they become fixed and determinable based on the provisions of the contract. Often these fees are based on meeting certain contractually required service levels or based on system usage levels.

More than half of our total sales are driven by pricing based on costs incurred to produce products or perform services under contracts with the U.S. Government. Cost-based pricing is determined under the Federal Acquisition Regulation (FAR). The FAR provides guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. Government contracts. For example, costs such as those related to charitable contributions, interest expense, and certain advertising activities are unallowable, and therefore not recoverable through sales.

We closely monitor compliance with, and the consistent application of, our critical accounting policies related to contract accounting. Business segment personnel evaluate our contracts through periodic contract status and performance reviews. Corporate management and our internal auditors also monitor compliance with our revenue recognition policies and review contract status with segment personnel. Costs incurred and allocated to contracts are reviewed for compliance with U.S. Government regulations by our personnel, and are subject to audit by the Defense Contract Audit Agency. For other information on accounting policies we have in place for recognizing sales and profits, see our discussion under "Revenue Recognition" in Note 1 to the financial statements.

INCOME TAXES

Significant judgment is required in determining our income tax provisions and in evaluating our tax return positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe it is more-likely-than-not a tax position taken or expected to be taken in a tax return, if examined, would be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements and are referred to as timing differences. In addition, some expenses are not deductible on our tax return and are referred to as permanent differences. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years for which we have already recorded the benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent deductions we have taken on our tax return but have not yet recognized as expense in our financial statements or income we have recorded in our financial statements that is deferred to a future period.

We have not recognized any United States tax expense on undistributed earnings of our foreign subsidiaries since we intend to reinvest the earnings outside the U.S. for the foreseeable future and therefore no amounts of undistributed earnings are available for distribution. These undistributed earnings totaled approximately $142.0 million at September 30, 2011. Annually we evaluate the capital requirements in our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. Whether or not we actually repatriate the excess capital in the form of a dividend, we would provide for U.S. taxes on the amount determined to be available for distribution. This evaluation is judgmental in nature and, therefore, the amount of U.S. taxes provided on undistributed earnings of our foreign subsidiaries is affected by these judgments.

PURCHASED INTANGIBLES

We generally fund acquisitions using cash on hand. Assets acquired and liabilities assumed in connection with an acquisition are recorded at their fair values determined by management as of the acquisition day. The excess of the transaction consideration over the fair value of the net assets acquired is recorded as goodwill. We amortize intangible assets acquired as part of business combinations over their estimated useful lives unless their useful lives are determined to be indefinite. For certain business combinations, we utilize independent valuations to assist us in estimating the fair value of purchased intangibles. Our purchased intangibles primarily relate to contracts and programs acquired and customer relationships, which are amortized over periods of 15 years or less. The determination of the value and useful life of purchased intangibles is judgmental in nature and, therefore, the amount of annual amortization expense we record is affected by these judgments. For example, if the weighted average amortization period for our purchased intangibles was one year less than we have determined, our 2011 net earnings would have decreased by approximately $1.6 million.

VALUATION OF GOODWILL

We evaluate our recorded goodwill balances for potential impairment annually by comparing the fair value of each reporting unit to its carrying value, including recorded goodwill. Our annual testing date is June 30. We have not yet had a case where the carrying value exceeded the fair value; however, if it did, impairment would be measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Goodwill balances by reporting unit are as follows:

September 30,	**2011**	2010
	(in millions)	
Mission Support Services	**$ 118.4**	$ 36.7
Defense Systems	**20.7**	20.1
Transportation Systems	**7.3**	7.3
Total goodwill	**$ 146.4**	$ 64.1

Determining the fair value of a reporting unit for purposes of the goodwill impairment test is judgmental in nature and involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. Estimates of fair value are primarily determined using discounted cash flows and market multiples from publically traded comparable companies. These approaches use significant estimates and assumptions including projected future cash flows, discount rate reflecting the inherent risk in future cash flows, perpetual growth rate and determination of appropriate market comparables.

For fiscal 2011, the discounted cash flows for each reporting unit were based on discrete three-year financial forecasts developed by management for planning purposes. Cash flows beyond the three-year discrete forecasts were estimated based on projected growth rates and financial ratios, influenced by an analysis of historical ratios, and by calculating a terminal value at the end of five years for our defense segments, and three years for our transportation segment. The future cash flows were discounted to present value using a discount rate of 12.0% for our Defense Systems reporting unit, 10.5% for our Mission Support Services reporting unit, and 8.0% for our Transportation Systems reporting unit. The estimated fair value of each of our reporting units was in excess of its carrying value and, accordingly, there was no indicator that goodwill was impaired as of June 30, 2011. Changes in estimates and assumptions we make in conducting our goodwill assessment could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. However, the fair value of our reporting units would remain in excess of their respective carrying values even if there were a 10% decrease in their fair value at June 30, 2011.



PENSION COSTS

The measurement of our pension obligations and costs is dependent on a variety of assumptions used by our actuaries. These assumptions include estimates of the present value of projected future pension payments to plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions.

The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Inflation
- Salary growth
- Expected return on plan assets
- Retirement rates
- Mortality rates

The discount rate represents the interest rate that is used to determine the present value of future cash flows currently expected to be required to settle pension obligations. We base the discount rate assumption on investment yields available at year-end on high quality corporate long-term bonds. Our inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect our long-term actual experience in relation to the inflation assumption. The expected return on plan assets reflects asset allocations, our historical experience, our investment strategy and the views of investment managers and large pension sponsors. Mortality rates are based on published mortality tables. Retirement rates are based primarily on actual plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods, and therefore, generally affect our recognized expense in such future periods.

Changes in the above assumptions can affect our financial statements, although the relatively small size of our defined benefit pension plans limits the impact any individual assumption changes can have on earnings. For example, if the assumed rate of return on pension assets was 25 basis points higher or lower than we have assumed, our 2011 net earnings would have increased or decreased by approximately $0.4 million, if all other assumptions were held constant.

Holding all other assumptions constant, an increase or decrease of 25 basis points in the discount rate assumption for 2011 would increase or decrease net earnings for 2012 by approximately $0.4 million, and would have decreased or increased the amount of the benefit obligation recorded at September 30, 2011, by approximately $7.3 million.

CONSOLIDATED BALANCE SHEETS

	September 30,	
	2011	2010
	(in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 329,148**	$ 295,434
Short-term investments	**25,829**	84,081
Accounts receivable:		
Trade and other receivables	**20,259**	11,594
Long-term contracts	**204,120**	199,353
Allowance for doubtful accounts	**(395)**	(663)
	223,984	210,284
Recoverable income taxes	**20,725**	8,320
Inventories	**36,729**	32,820
Deferred income taxes	**13,778**	17,825
Prepaid expenses and other current assets	**20,452**	25,893
Total current assets	**670,645**	674,657
Long-term contract receivables	**23,700**	28,080
Property, plant and equipment - net	**48,467**	47,469
Deferred income taxes	**11,318**	18,570
Goodwill	**146,355**	64,142
Purchased intangibles - net	**54,139**	26,295
Miscellaneous other assets	**4,216**	5,196
Total assets	**$ 958,840**	$ 864,409

See accompanying notes.



	September 30,	
	2011	2010
	(in thousands)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	**$ 38,870**	$ 33,638
Customer advances	**183,845**	139,723
Accrued compensation	**49,513**	48,994
Other current liabilities	**53,826**	60,041
Income taxes payable	**7,902**	20,107
Current maturities of long-term debt	**4,541**	4,545
Total current liabilities	**338,497**	307,048
Long-term debt	**11,377**	15,949
Accrued pension liability	**38,223**	37,015
Deferred compensation	**7,884**	8,508
Income taxes payable	**4,479**	3,382
Other non-current liabilities	**6,582**	4,748
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value:		
Authorized–5,000 shares		
Issued and outstanding–none	**-**	-
Common stock, no par value:		
Authorized–50,000 shares		
2011 and 2010–Issued 35,681 shares, outstanding–26,736 shares	**12,574**	12,574
Retained earnings	**598,849**	521,567
Accumulated other comprehensive income (loss)	**(23,294)**	(9,745)
Treasury stock at cost:		
2011 and 2010–8,945 shares	**(36,078)**	(36,074)
Shareholders' equity related to Cubic	**552,051**	488,322
Noncontrolling interest in variable interest entity	**(253)**	(563)
Total shareholders' equity	**551,798**	487,759
Total liabilities and shareholders' equity	**$ 958,840**	$ 864,409

CONSOLIDATED STATEMENTS OF INCOME



	Years Ended September 30,		
	2011	2010	2009
	(amounts in thousands, except for per share data)		
Net sales:			
Products	**$ 618,924**	$ 636,739	$ 526,879
Services	**666,279**	557,450	489,778
	1,285,203	1,194,189	1,016,657
Costs and expenses:			
Products	**437,992**	457,651	394,478
Services	**539,973**	484,343	411,038
Selling, general and administrative expenses	**154,962**	120,848	111,828
Research and development	**25,260**	18,976	8,173
Amortization of purchased intangibles	**14,681**	6,846	6,432
	1,172,868	1,088,664	931,949
Operating income	**112,335**	105,525	84,708
Other income (expenses):			
Interest and dividend income	**2,568**	1,590	1,664
Interest expense	**(1,461)**	(1,755)	(2,031)
Other income - net	**4,205**	561	899
Income before income taxes	**117,647**	105,921	85,240
Income taxes	**32,569**	35,285	29,554
Net income	**85,078**	70,636	55,686
Less noncontrolling interest in income of VIE	**310**	-	-
Net income attributable to Cubic	**$ 84,768**	$ 70,636	$ 55,686
Basic and diluted net income per common share	**$ 3.17**	$ 2.64	$ 2.08
Average number of common shares outstanding	**26,736**	26,735	26,731

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS



	Years Ended September 30,		
	2011	2010	2009
		(in thousands)	
Operating Activities:			
Net income	**$ 85,078**	$ 70,636	$ 55,686
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**22,341**	14,469	15,586
Deferred income taxes	**4,048**	(164)	3,346
Provision for doubtful accounts	**-**	(3,889)	3,038
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	**4,219**	28,565	36,211
Inventories	**(3,760)**	16,638	(4,275)
Prepaid expenses and other current assets	**5,516**	4,401	5,141
Accounts payable and other current liabilities	**(3,387)**	(27,498)	14,175
Customer advances	**45,517**	20,672	48,663
Income taxes	**(24,205)**	(14,614)	(2,890)
Other items - net	**(2,779)**	2,507	1,352
NET CASH PROVIDED BY OPERATING ACTIVITIES	**132,588**	111,723	176,033
Investing Activities:			
Acquisition of businesses, net of cash acquired	**(126,825)**	(8,250)	(19,965)
Consolidation of variable interest entity	**-**	38,264	-
Proceeds from sale of short-term investments	**58,252**	82,992	-
Purchases of short-term investments	**-**	(158,946)	(8,127)
Purchases of property, plant and equipment	**(8,728)**	(6,878)	(5,332)
Other items - net	**-**	-	41
NET CASH USED IN INVESTING ACTIVITIES	**(77,301)**	(52,818)	(33,383)
Financing Activities:			
Principal payments on long-term debt	**(4,555)**	(4,541)	(5,970)
Proceeds from issuance of common stock	**-**	44	45
Purchases of treasury stock	**(4)**	(3)	-
Dividends paid to shareholders	**(7,486)**	(4,812)	(4,811)
NET CASH USED IN FINANCING ACTIVITIES	**(12,045)**	(9,312)	(10,736)
Effect of exchange rates on cash	**(9,528)**	1,767	(536)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**33,714**	51,360	131,378
Cash and cash equivalents at the beginning of the year	**295,434**	244,074	112,696
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**$ 329,148**	$ 295,434	$ 244,074

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands except per share amounts)	Comprehensive Income	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interest in VIE	Number of Shares Outstanding
October 1, 2008		$ 12,485	$ 404,868	$ 7,570	$ (36,071)	$ -	26,727
Comprehensive income:							
Net income	$ 55,686	-	55,686	-	-	-	-
Pension liability adjustment, net of taxes	(15,155)	-	-	(15,155)	-	-	-
Foreign currency translation adjustment	(3,884)	-	-	(3,884)	-	-	-
Net unrealized gains from cash flow hedges	112	-	-	112	-	-	-
Comprehensive income	$ 36,759						
Stock issued under equity incentive plan		45	-	-	-	-	5
Cash dividends paid - $.18 per share of common stock		-	(4,811)	-	-	-	-
September 30, 2009		12,530	455,743	(11,357)	(36,071)	-	26,732
Comprehensive income:							
Net income	$ 70,636	-	70,636	-	-	-	-
Pension liability adjustment, net of taxes	(1,932)	-	-	(1,932)	-	-	-
Foreign currency translation adjustment	2,061	-	-	2,061	-	-	-
Net unrealized gains from cash flow hedges	1,483	-	-	1,483	-	-	-
Comprehensive income	$ 72,248						
Consolidation of variable interest entity		-	-	-	-	(563)	-
Stock issued under equity incentive plan		44	-	-	-	-	4
Purchase of treasury stock		-	-	-	(3)	-	-
Cash dividends paid - $.18 per share of common stock		-	(4,812)	-	-	-	-
September 30, 2010		12,574	521,567	(9,745)	(36,074)	(563)	26,736
Comprehensive income:							
Net income	$ 85,078	-	84,768	-	-	310	-
Pension liability adjustment, net of taxes	(3,869)	-	-	(3,869)	-	-	-
Foreign currency translation adjustment	(4,062)	-	-	(4,062)	-	-	-
Net unrealized losses from cash flow hedges	(5,618)	-	-	(5,618)	-	-	-
Comprehensive income	$ 71,529						
Purchase of treasury stock		-	-	-	(4)	-	-
Cash dividends paid - $.28 per share of common stock		-	(7,486)	-	-	-	-
September 30, 2011		**$ 12,574**	**$598,849**	**$ (23,294)**	**$ (36,078)**	**$ (253)**	**26,736**

See accompanying notes.



NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of the Business: We design, develop and manufacture products which are mainly electronic in nature, provide government services and services related to products previously produced by us and others. Our principal lines of business are defense systems, defense services, and transportation fare collection systems and services. Our principal customers for defense products and services are the United States and foreign governments. Our transportation fare collection systems and services are sold primarily to large local government agencies worldwide.

Principles of Consolidation: The consolidated financial statements include the accounts of Cubic Corporation, its majority-owned subsidiaries and, as of March 5, 2010, its 50% owned variable interest entity, Transaction Systems Limited (TranSys). We consolidate variable interest entities (VIE) when we determine that Cubic is the primary beneficiary of the VIE. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation of foreign subsidiaries requires translation of their assets and liabilities into U.S. dollars at year-end exchange rates. We translate our statements of income and cash flows at the average exchange rates for each year. Transaction gains on advances to foreign subsidiaries amounted to $0.1 million, $0.8 million, and $1.8 million in 2011, 2010 and 2009, respectively.

Cash Equivalents: We consider highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk: We have established guidelines pursuant to which our cash and cash equivalents are diversified among various money market instruments and investment funds. These guidelines emphasize the preservation of capital by requiring minimum credit ratings assigned by established credit organizations. We achieve diversification by specifying maximum investments in each instrument type and issuer. The majority of these investments are not on deposit in federally insured accounts.

Short-term Investments: Short-term investments include marketable U.S. government agency securities and pre-refunded tax exempt bonds that may be purchased at a discount or premium, may have callable options, and are categorized as available-for-sale securities. We record short-term investments at fair value and we would record any net difference between fair market value and cost in accumulated other comprehensive income (loss) on the consolidated balance sheets; however, the difference between cost and fair market value was not material at September 30, 2011.

Accounts Receivable: Receivables consist primarily of amounts due from U.S. and foreign governments for defense products and services and local government agencies for transportation systems. Due to the nature of our customers, we generally do not require collateral. We have limited exposure to credit risk as we have historically collected substantially all of our receivables from government agencies. We generally require no allowance for doubtful accounts for these customers unless specific contractual circumstances warrant it.

Inventories: We state our inventories at the lower of cost or market. We determine cost using the first-in, first-out (FIFO) method, which approximates current replacement cost. We value our work in process at the actual production and engineering costs incurred to date, including applicable overhead, and reduce the value by charging any amounts in excess of estimated realizable value to cost of sales. Where contracts include advances, performance-based payments and progress payments, we reflect the advances as an offset against any related inventory balances.

Property, Plant and Equipment: We carry property, plant and equipment at cost. We provide depreciation in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Generally, we use straight-line methods for real property over estimated useful lives or the term of the underlying lease for leasehold improvements. We use accelerated methods (declining balance and sum-of-the-years-digits) for machinery and equipment over their estimated useful lives.

Goodwill and Purchased Intangibles: We evaluate goodwill for potential impairment annually as of June 30 by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, we would measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of our recorded goodwill. Our purchased intangible assets are subject to amortization and we use a combination of straight-line and accelerated methods, based on the expected cash flows from the assets.

Impairment of Long-Lived Assets: We generally evaluate the carrying values of long-lived assets other than goodwill for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. If we determined there was any impairment, we would measure it by comparing the fair value of the related asset to its carrying value and record the difference in the current period. Fair value is generally determined by identifying estimated discounted cash flows to be generated by those assets. We have not recorded any material impairments for the years ended September 30, 2011, 2010 and 2009.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Customer Advances: We receive advances, performance-based payments, and progress payments from customers that may exceed costs incurred on certain contracts, including contracts with agencies of the U.S. Government. We classify such advances, other than those reflected as a reduction of receivables or inventories, as current liabilities.

Contingencies: We establish reserves for loss contingencies when, in the opinion of management, the likelihood of liability is probable and the extent of such liability is reasonably estimable. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, our defenses and our experience in similar cases or proceedings as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. We may increase or decrease our legal reserves in the future, on a matter-by-matter basis, to account for developments in such matters.

Derivative Financial Instruments: All derivatives are recorded at fair value, however, the classification of gains and losses resulting from changes in the fair values of derivatives are dependent on the intended use of the derivative and its resulting designation. If a derivative is designated as a fair value hedge, then a change in the fair value of the derivative is offset against the change in the fair value of the underlying hedged item and only the ineffective portion of the hedge, if any, is recognized in cost of sales. If a derivative is designated as a cash flow hedge, then the effective portion of a change in the fair value of the derivative is recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in cost of sales, or the forecasted transaction is no longer probable of occurring. If a derivative does not qualify as a highly effective hedge, a change in fair value is immediately recognized in earnings. We formally document hedging relationships for all derivative hedges and the underlying hedged items, as well as the risk management objectives and strategies for undertaking the hedge transactions.

Defined Benefit Pension Plans: Some of our employees are covered by defined benefit pension plans. The net periodic cost of our plans is determined using several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of return on plan assets. We recognize on a plan-by-plan basis the funded status of our defined benefit pension plans as either an asset or liability on our balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax, in shareholders' equity. The funded status is measured as the difference between the fair value of the plan assets and the benefit obligation of the plan.

Other Comprehensive Income: We present other comprehensive income (OCI) and its components in the statement of changes in shareholders' equity.

Revenue Recognition: We recognize sales and profits under our long-term fixed-price contracts, which generally require a significant amount of development effort in relation to total contract value, using the cost-to-cost percentage-of-completion method of accounting. We record sales and profits based on the ratio of costs incurred to estimated total costs at completion. In the early stages of contract performance, we do not recognize profit until progress is demonstrated or contract milestones are reached. For certain other long-term, fixed price production contracts not requiring substantial development effort we use the units-of-delivery percentage-of-completion method as the basis to measure progress toward completing the contract and recognizing sales. We only include amounts representing contract change orders, claims or other items in the contract value when they can be reliably estimated and we consider realization probable. Changes in estimates of sales, costs, and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. A significant change in one or more of these estimates could have a material effect on our consolidated financial position or results of operations.

We record sales under cost-reimbursement-type contracts as we incur the costs. The Federal Acquisition Regulations provide guidance on the types of costs that we will be reimbursed in establishing contract price. We consider incentives or penalties and awards applicable to performance on contracts in estimating sales and profits, and record them when there is sufficient information to assess anticipated contract performance. We do not recognize incentive provisions that increase or decrease earnings based solely on a single significant event until the event occurs.

We occasionally enter into contracts, primarily in our transportation systems business, that include multiple deliverables such as the construction or upgrade of a system and subsequent services related to the delivered system. We elected to adopt updated authoritative accounting guidance for multiple-element arrangements in 2010 on a prospective basis. For contracts of this nature entered into in 2010 and beyond, the contract value is allocated at the inception of the contract to the different contract elements based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (VSOE) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence exists, which is typically the case for our contracts, we use our



best estimate of the selling price for each deliverable. Once the contract value is allocated to the separate deliverables, revenue recognition guidance relevant to each contractual element is followed. For example, for the long-term construction portion of a contract we use the percentage-of-completion method and for the services portion we recognize the service revenues on a straight-line basis over the contractual service period or based on measurable units of work performed or incentives earned. Prior to 2010, we had no contracts within the scope of the updated authoritative guidance for multiple-element arrangements. As such, the adoption of this guidance in 2010 had no impact on our results of operations, financial position or cash flows.

Revenue under our service contracts with the U.S. Government is recorded under the cost-to-cost percentage-of-completion method. Award fees and incentives related to performance under these service contracts are accrued during the performance of the contract based on our historical experience and estimates of success with such awards.

Revenue under contracts for services other than those with the U.S. Government and those associated with design, development, or production activities is recognized either as services are performed or when a contractually required event has occurred, depending on the contract. Revenue under such contracts that do not contain measurable units of work performed is generally recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. For such contracts that contain measurable units of work performed we recognize sales when the units of work are completed. For service contracts that contain service level or system usage incentives, we recognize revenues when the incentive award is fixed and determinable. Costs incurred under these services contracts are expensed as incurred.

We make provisions in the current period to fully recognize any anticipated losses on contracts. If we receive cash on a contract prior to revenue recognition or in excess of inventoried costs, we classify it as a customer advance on the balance sheet.

Other Income (Expense): Our wholly-owned subsidiary in the U.K., that has the British Pound as its functional currency, holds U.S. dollar denominated investments. The impact of exchange rates on these investments is recorded as other non-operating income and resulted in a gain of $3.2 million in 2011. There was no net gain or loss recorded on these investments in 2010 or 2009 due to the impact of foreign currency exchange rates.

Income Taxes: Our provision for income taxes includes federal, state, local, and foreign income taxes. We recognize tax credits, primarily for research and development, as a reduction of our provision for income taxes in the year in which they are available for tax purposes. We provide deferred income taxes on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates we expect to apply when the temporary differences are settled or realized. We establish valuation allowances for deferred tax assets when the amount of future taxable income we expect is not likely to support the use of the deduction or credit. Annually we evaluate the capital requirements of our foreign subsidiaries and determine the amount of excess capital, if any, that is available for distribution. We provide for U.S. taxes on the amount we determine to be excess capital available for distribution. U.S. taxes are not provided on amounts we consider to be indefinitely reinvested.

Earnings Per Share: We calculate per share amounts based upon the weighted average number of shares of common stock outstanding.

New Accounting Standards: Accounting standards updates effective after September 30, 2011, are not expected to have a material effect on our consolidated financial position, results of operations or related disclosures.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include the estimated total costs at completion of our long-term contracts, estimated loss contingencies, estimated self-insurance liabilities, estimated discounted cash flows of our reporting units used for goodwill impairment testing, and estimated rates of return and discount rates related to our defined benefit pension plans. Actual results could differ from our estimates.

Risks and Uncertainties: We are subject to the normal risks and uncertainties of performing large, multiyear, often fixed-price contracts. In addition, we are subject to audit of incurred costs related to many of our U.S. Government contracts. These audits could produce different results than we have estimated; however, our experience has been that our costs are acceptable to the government.

NOTE 2—ACQUISITIONS

On December 20, 2010 we acquired all of the outstanding capital stock of Abraxas Corporation (Abraxas), a Herndon, Virginia-based company that provides services that are complementary to our Mission Support Services (MSS) business including risk mitigation services, and subject matter and operational expertise for law enforcement and homeland security clients. The results of Abraxas' operations have been included in our consolidated financial statements since the acquisition date. For the twelve months ended September 30, 2011 the amounts of Abraxas' net sales and net loss after taxes included in our consolidated statement of income were $50.0 million and $2.3 million, respectively, including $0.7 million in transaction related costs before applicable income taxes.

We paid $126.0 million in cash from our existing cash resources to acquire Abraxas. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in millions). The excess of the transaction consideration over the identifiable assets and liabilities is recognized as goodwill.

Customer relationships	$	20.1
Backlog		11.5
Corporate trade names		5.7
Non-compete agreements		5.2
Recoverable income taxes		4.3
Deferred tax liabilities, net		(7.6)
Net tangible assets acquired		5.1
Net identifiable assets acquired		44.3
Goodwill		81.7
Net assets acquired	$	126.0

The estimated fair value of the recoverable income taxes and the deferred tax liabilities are preliminary pending the finalization of our valuation analyses.

The goodwill resulting from the acquisition consists primarily of the synergies expected from combining the operations of Abraxas and our MSS business and the acquired assembled workforce. The anticipated synergies include the ability to expand services offerings and cost reductions. The amount recorded as goodwill has been allocated to our MSS segment and is not expected to be deductible for tax purposes.

The recoverable income taxes are primarily related to carryback claims for the tax benefit of acquired net operating losses. The net deferred tax liabilities were recorded to reflect the tax impact of the identified intangible assets that will not generate tax deductible amortization expense, net of the future tax benefit of acquired net operating loss carryforwards. The intangible assets, which include trade name, customer relationships, non-compete agreements and backlog, will be amortized using a combination of straight-line and accelerated methods based on the expected cash flows from the assets, over a weighted average useful life of 6 years from the date of acquisition.

For the year ended September 30, 2011, we recorded $8.2 million of amortization expense. The estimated amortization expense related to the intangible assets recorded in connection with our acquisition of Abraxas for fiscal years 2012 through 2016 is as follows (in millions):

Years Ending September 30,		
2012	$	9.3
2013		7.8
2014		6.3
2015		4.8
2016		2.4



The estimated fair values of purchased intangibles were determined using the valuation methodology deemed to be the most appropriate for each type of asset being valued. Each of the valuation methodologies used were various methods under the income approach. The trade names valuation used the relief from royalty approach. The backlog and customer relationships valuation used the excess earnings approach and the non-compete agreements valuation used the with and without approach.

The following unaudited pro forma information presents our consolidated results of operations as if Abraxas had been included in our consolidated results since October 1, 2009 (in millions):

	Years Ended September 30,	
	2011	2010
Net sales	**$ 1,298.6**	$ 1,252.1
Net income attributable to Cubic	**$ 84.8**	$ 70.9

The pro forma information includes adjustments to give effect to pro forma events that are directly attributable to the acquisition and have a continuing impact including the amortization of purchased intangibles and the elimination of interest expense for the repayment of Abraxas' debt. No adjustments were made for transaction expenses, other adjustments that do not reflect ongoing operations or for operating efficiencies or synergies. The pro forma financial information is not necessarily indicative of what the consolidated financial results of our operations would have been had the acquisition been completed on October 1, 2009, and it does not purport to project our future operating results.

We acquired two small defense systems companies in 2010, which added $4.8 million to goodwill, and $4.3 million to in-process research and development and contract and program intangibles. We believe the purchased intangibles and goodwill acquired in 2010 will be tax deductible over a 15 year amortization period in accordance with U.S. tax regulations.

NOTE 3—INVESTMENT IN VARIABLE INTEREST ENTITY

Prior to March 5, 2010, we owned 37.5% of the common stock of Transaction Systems Limited (TranSys), a U.K. company formed in 1998 to bid on a contract called "PRESTIGE" (Procurement of Revenue Services, Ticketing, Information, Gates and Electronics), which outsourced most of the functions of the Transport for London (TfL) fare collection system for a period of twelve years beginning in August 1998. We did not previously consolidate TranSys because we were not the primary beneficiary of this VIE. All of the work performed by TranSys was subcontracted to us and the other primary shareholder and the arrangement provided for the pass-through of virtually all revenues from TfL to the two primary shareholders until August 2010. Beginning in August 2010, the services formerly provided by TranSys are now provided by Cubic under a new contract.

On March 5, 2010, the two 37.5% shareholders of TranSys each acquired half of the shares in TranSys previously held by the minority shareholders for approximately $0.1 million, bringing our share ownership up to 50% each. TranSys continues to be considered a VIE because it has not demonstrated the ability to finance its activities without additional subordinated financial support from its equity investors and because its underlying risks do not coincide with the voting interests. As a result of the ownership transfer and an early payment by TfL, we conducted a new evaluation of the primary beneficiary of TranSys. This evaluation, as described below, determined that Cubic is now the primary beneficiary and as a result we determined we were required to consolidate TranSys as of March 5, 2010.

In concluding that Cubic was the primary beneficiary of the TranSys VIE in March, 2010, we created a model of the expected outcome from the remaining activities of TranSys and its related subcontracts with its shareholders. Based upon a quantitative analysis of the probability of these outcomes we concluded that Cubic was the primary beneficiary of TranSys. Effective October 1, 2010, we adopted a revised accounting standard which replaces the quantitative approach for identifying whether an enterprise should consolidate a variable interest entity with a qualitative approach, based on whether an enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Based upon our qualitative analysis under this revised guidance, we concluded that we continue to be the primary beneficiary of TranSys. As such, the adoption of this guidance did not have an impact on our consolidated results of operations or financial position.

Summarized unaudited financial information for TranSys prior to consolidation is as follows (in millions):

	Results for the periods ending	
Statement of Operations:	March 5, 2010	September 30, 2009
Net sales	$ 87.3	$ 203.0
Operating income (loss)	0.2	(1.7)
Net income (loss)	0.1	(1.3)

As a result of becoming the primary beneficiary of TranSys, the consolidation of TranSys was treated as an acquisition in our financial statements. The fair value of the enterprise was virtually the same as the fair value of the assets and liabilities acquired, therefore, no gain or loss was recorded from the transaction.

The fair value of assets and liabilities acquired at March 5, 2010 were as follows (in millions):

Cash and cash equivalents	$ 38.3
Other current assets	16.9
Purchased intangibles	0.2
Income taxes payable	(20.7)
Other current liabilities	(35.8)
Fair value of net assets acquired	$ (1.1)



The activities of TranSys included in our consolidated results are as follows (in millions):

Years Ended September 30,	**2011**		2010	
Sales	**$**	**4.4**	$	29.9
Operating profit		**0.9**		-
Cash used in operating activities		**18.4**		19.9

The total assets and total liabilities, respectively, of TranSys included in our consolidated balance sheets were $0.4 million and $0.9 million at September 30, 2011 and $18.8 million and $19.9 million at September 30, 2010.

NOTE 4—FAIR VALUE OF FINANCIAL INSTRUMENTS

The valuation techniques required to determine fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for identical instruments in active markets.
- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 - Significant inputs to the valuation model are unobservable.

The fair value of cash equivalents and short term investments approximates their cost. The fair value of tax exempt bonds and U.S. Government agency securities are are generally determined using standard observable inputs, including reported trades, quoted market prices, broker/ dealer quotes, and issuer spreads. The maturity dates of tax exempt bonds are within the next year. Derivative financial instruments are measured at fair value, the material portions of which are based on active or inactive markets for identical or similar instruments or model-derived valuations whose inputs are observable. Where model-derived valuations are appropriate, the company uses the applicable credit spread as the discount rate. Credit risk related to derivative financial instruments is considered minimal and is managed by requiring high credit standards for counterparties and through periodic settlements of positions.

The following table presents assets and liabilities measured and recorded at fair value on our balance sheets on a recurring basis (in thousands):

	September 30, 2011			September 30, 2010		
	Level 1	**Level 2**	**Total**	Level 1	Level 2	Total
Assets						
Cash equivalents	**$ 266,842**	**$ -**	**$ 266,842**	$ 129,756	$ -	$ 129,756
Short-term investments - U.S. government agency securities	**-**	**-**	**-**	-	36,000	36,000
Short-term investments - tax exempt bonds	**-**	**25,829**	**25,829**	-	48,081	48,081
Current derivative assets	**-**	**7,466**	**7,466**	-	11,428	11,428
Total assets	**266,842**	**33,295**	**300,137**	129,756	95,509	225,265
Liabilities						
Current derivative liabilities	**-**	**7,522**	**7,522**	-	3,193	3,193
Noncurrent derivative liabilities	**-**	**6,164**	**6,164**	-	4,748	4,748
Net assets	**$ 266,842**	**$ 19,609**	**$ 286,451**	$ 129,756	$ 87,568	$ 217,324

NOTE 4—FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

We carry financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities at cost, which we believe approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt is calculated by discounting the value of the note based on market interest rates for similar debt instruments. At September 30, 2011, the fair value of our long-term debt was estimated to be approximately $17.5 million compared to a carrying value of $15.9 million. At September 30, 2010 the fair value of our long-term debt was estimated to be approximately $21.6 million compared to a carrying value of $20.5 million.

NOTE 5—ACCOUNTS RECEIVABLE

The components of accounts receivable under long-term contracts are as follows (in thousands):

September 30,		**2011**		2010
U.S. Government Contracts:				
Amounts billed	$	**64,672**	$	50,925
Recoverable costs and accrued profits on progress completed–not billed		**50,097**		53,569
		114,769		104,494
Commercial Customers:				
Amounts billed		**24,384**		31,753
Recoverable costs and accrued profits on progress completed–not billed		**88,667**		91,186
		113,051		122,939
		227,820		227,433
Less unbilled amounts not currently due–commercial customers		**(23,700)**		(28,080)
	$	**204,120**	$	199,353

A portion of recoverable costs and accrued profits on progress completed is billable under progress or milestone payment provisions of the related contracts. The remainder of these amounts is billable upon delivery of products or furnishing of services, with an immaterial amount subject to retainage provisions of the contracts. It is anticipated that we will bill and collect substantially the entire unbilled portion of receivables identified as current assets under progress billing provisions of the contracts or upon completion of milestones and/or acceptance by the customers during fiscal 2012. The amount classified as not currently due is an estimate of the amount of long-term contract accounts receivable that will not be collected within one year from September 30, 2011 under transportation systems contracts in the U.S., Australia and the U.K. The non-current balance at September 30, 2010 represented non-current amounts due from customers in the same countries, and a defense systems contract in Canada.

NOTE 6—INVENTORIES

Significant components of inventories are as follows:

September 30,		**2011**		2010
		(in thousands)		
Work in process and inventoried costs under long-term contracts	$	**70,225**	$	71,696
Customer advances		**(34,582)**		(41,575)
Materials and purchased parts		**1,086**		2,699
	$	**36,729**	$	32,820



At September 30, 2011, work in process and inventoried costs under long-term contracts includes approximately $1.2 million in costs incurred outside the scope of work or in advance of a contract award, compared to $0.1 million as of September 30, 2010. We believe it is probable that we will recover these costs, plus a profit margin, under contract change orders or awards within the next year.

Costs we incur for certain government contracts include general and administrative costs as allowed by government cost accounting standards. The amounts remaining in inventory at September 30, 2011 and 2010 were $6.2 million and $4.2 million respectively.

NOTE 7—PROPERTY, PLANT AND EQUIPMENT

Significant components of property, plant and equipment are as follows:

September 30,	**2011**	2010
	(in thousands)	
Land and land improvements	**$ 15,963**	$ 15,821
Buildings and improvements	**43,416**	42,754
Machinery and other equipment	**84,953**	82,129
Leasehold improvements	**5,707**	4,829
Accumulated depreciation and amortization	**(101,572)**	(98,064)
	$ 48,467	$ 47,469

Our provisions for depreciation of plant and equipment and amortization of leasehold improvements amounted to $7.7 million, $7.6 million and $9.2 million in 2011, 2010 and 2009, respectively. Generally, we use straight-line methods for real property over estimated useful lives ranging from 15 to 39 years or the term of the underlying lease for leasehold improvements. We use accelerated methods (declining balance and sum-of-the-years-digits) for machinery and equipment over estimated useful lives ranging from 5 to 10 years.

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the two years ended September 30, 2011 are as follows:

	Transportation Systems	Defense Systems	Mission Support Services	Total
		(in thousands)		
Balances at October 1, 2009	$ 7,438	$ 15,260	$ 36,735	$ 59,433
Goodwill acquired during the year	-	4,767	-	4,767
Foreign currency exchange rate changes	(115)	57	-	(58)
Balances at September 30, 2010	7,323	20,084	36,735	64,142
Goodwill acquired during the year	-	435	81,698	82,133
Foreign currency exchange rate changes	(54)	134	-	80
Balances at September 30, 2011	**$ 7,269**	**$ 20,653**	**$ 118,433**	**$ 146,355**

NOTE 8—GOODWILL AND PURCHASED INTANGIBLE ASSETS - Continued

Purchased Intangible Assets: The table below summarizes our purchased intangible assets (in thousands):

	September 30, 2011			September 30, 2010		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract and program intangibles	**$ 70,159**	**$ (27,921)**	**$ 42,238**	$ 38,560	$ (15,170)	$ 23,390
In-process research & development	**798**	**-**	**798**	1,671	-	1,671
Other purchased intangibles	**14,560**	**(3,457)**	**11,103**	2,787	(1,553)	1,234
Total	**$ 85,517**	**$ (31,378)**	**$ 54,139**	$ 43,018	$ (16,723)	$ 26,295

The table below shows our expected amortization for purchased intangibles as of September 30, 2011, for each of the next five years (in thousands):

	Transportation Systems	Defense Systems	Mission Support Services	Total
2012	$ 1,692	$ 1,138	$ 11,980	$ 14,810
2013	1,651	1,020	9,557	12,228
2014	1,651	593	7,066	9,310
2015	1,470	209	4,810	6,489
2016	1,380	66	2,356	3,802
Thereafter	3,796	-	3,704	7,500
	$ 11,640	$ 3,026	$ 39,473	$ 54,139

Our purchased intangible assets are subject to amortization and we use a combination of straight-line and accelerated methods, based on the expected cash flows from the assets, over a weighted average period of 6 years. Total amortization expense for 2011, 2010, and 2009, was $14.7 million, $6.8 million and $6.4 million, respectively.



NOTE 9—FINANCING ARRANGEMENTS

Long-term debt consists of the following:

September 30,		2011		2010
	(in thousands)			
Unsecured notes payable to a group of insurance companies, with annual principal payments of $4,000,000 due in November. Interest at 6.31% is payable semiannually in November and May.	**$**	**12,000**	$	16,000
Mortgage note from a U.K. financial institution, with quarterly installments of principal and interest at 6.48%		**3,918**		4,494
		15,918		20,494
Less current portion		**(4,541)**		(4,545)
	$	**11,377**	$	15,949

Maturities of long-term debt for each of the five years in the period ending September 30, 2016, are as follows: 2012 - $4.5 million; 2013 - $4.5 million; 2014 - $4.5 million; 2015 - $0.5 million; 2016 - $0.5 million.

Interest paid amounted to $1.1 million, $1.4 million, and $1.8 million in 2011, 2010, and 2009, respectively.

The terms of the notes payable include provisions that require and/or limit, among other financial ratios and measurements, the permitted levels of debt and tangible net worth and coverage of fixed charges. At September 30, 2011, this agreement leaves consolidated retained earnings of $280.1 million available for the payment of dividends to shareholders, purchases of our common stock and other charges to shareholders' equity. To date, there have been no covenant violations.

We maintain short-term borrowing arrangements in New Zealand and Australia totaling $0.5 million New Zealand dollars (equivalent to approximately $0.4 million) and $10 million Australian dollars (equivalent to approximately $9.7 million) to help meet the short-term working capital requirements of our subsidiaries in those countries. At September 30, 2011, no amounts were outstanding under these borrowing arrangements.

We have a committed three-year revolving credit agreement with a group of financial institutions in the amount of $150 million, expiring in December 2012. Commitment fees associated with this financing arrangement are 0.25% of the unutilized balance per annum. As of September 30, 2011, there were no borrowings under this agreement; however, there were letters of credit outstanding under the agreement totaling $84.4 million, which reduce the available line of credit to $65.6 million.

As of September 30, 2011, including the $84.4 million above, we had letters of credit and bank guarantees outstanding totaling $97.7 million, which guarantee either our performance or customer advances under certain contracts. In addition, we had financial letters of credit outstanding totaling $6.9 million as of September 30, 2011, which primarily guarantee our payment of certain self-insured liabilities. We have never had a drawing on a letter of credit instrument, nor are any anticipated; therefore, we estimate the fair value of these instruments to be zero.

Our self-insurance arrangements are limited to certain workers' compensation plans, automobile liability, and product liability claims. Under these arrangements, we self-insure only up to the amount of a specified deductible for each claim. Self-insurance liabilities included in other current liabilities on the balance sheet amounted to $8.4 million and $8.2 million as of September 30, 2011 and 2010, respectively.

NOTE 10—COMMITMENTS

We lease certain office, manufacturing and warehouse space, vehicles, and other office equipment under noncancelable operating leases expiring in various years through 2019. These leases, some of which may be renewed for periods up to 10 years, generally require us to pay all maintenance, insurance and property taxes. Several leases are subject to periodic adjustment based on price indices or cost increases. Rental expense, net of sublease income of $0.6 million in 2011, 2010 and 2009, for all operating leases amounted to $9.1 million, $8.0 million, and $6.6 million in 2011, 2010 and 2009, respectively.

Future minimum payments, net of minimum sublease income, under noncancelable operating leases with initial terms of one year or more consist of the following at September 30, 2011 (in thousands):

2012	$ 8,244
2013	6,244
2014	4,679
2015	3,008
2016	1,798
Thereafter	5,365
	$ 29,338

NOTE 11—INCOME TAXES

Significant components of the provision for income taxes are as follows:

Years ended September 30,	**2011**	2010	2009
		(in thousands)	
Current:			
Federal	**$ 1,726**	$ 16,362	$ 11,417
State	**1,036**	4,611	3,691
Foreign	**19,436**	15,268	11,090
Total current	**22,198**	36,241	26,198
Deferred:			
Federal	**8,582**	268	2,516
State	**960**	69	420
Foreign	**829**	(1,293)	420
Total deferred provision (benefit)	**10,371**	(956)	3,356
Total income tax expense	**$ 32,569**	$ 35,285	$ 29,554

We calculate deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, and measure them using the enacted tax rates and laws that we expect will be in effect when the differences reverse.



Significant components of our deferred tax assets and liabilities are as follows:

September 30,	2011	2010
	(in thousands)	
Deferred tax assets:		
Accrued employee benefits	$ 9,303	$ 9,112
Acquired net operating losses	1,432	-
Long-term contracts and inventory valuation reductions	11,142	9,612
Allowances for loss contingencies	6,894	6,144
Deferred compensation	3,444	3,246
Book over tax depreciation	1,436	1,964
Adjustment to pension liability	15,137	13,204
California research and development credit carryforward	4,363	4,762
Other	3,539	1,919
Subtotal	56,690	49,963
Valuation allowance	(4,363)	(4,762)
Deferred tax assets	52,327	45,201
Deferred tax liabilities:		
Amortization of goodwill and intangibles	12,113	1,770
Deferred revenue	11,702	-
Prepaid expenses	2,472	2,080
State taxes	800	850
Other	144	4,106
Deferred tax liabilities	27,231	8,806
Net deferred tax asset	$ 25,096	$ 36,395

In 2011 we obtained approval from the Internal Revenue Service to change our tax accounting method for recording service contract revenue. As a result, deferred tax liabilities increased by $11.7 million in 2011.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Years ended September 30,	2011	2010	2009
		(in thousands)	
Tax at federal statutory rate	$ 41,176	$ 37,072	$ 29,834
State income taxes, net of federal tax effect	1,297	3,042	2,672
Nondeductible expenses	480	324	408
Change in reserve accrued for tax contingencies	625	(1,641)	(777)
Tax effect from foreign earnings repatriation	-	-	3,063
Tax effect from foreign subsidiaries	(5,347)	(2,212)	(2,523)
Federal R&D credits generated in the current year	(2,696)	(491)	(993)
Reinstatement of federal R&D credit	(1,406)	-	(794)
Other	(1,560)	(809)	(1,336)
	$ 32,569	$ 35,285	$ 29,554

NOTE 11—INCOME TAXES - Continued

We are subject to ongoing audits from various taxing authorities in the jurisdictions in which we do business. As of September 30, 2011, our open tax years in significant jurisdictions include 2006-2010 in the U.K. and New Zealand and 2008-2010 in the U.S. We believe we have adequately provided for uncertain tax issues we have not yet resolved with federal, state and foreign tax authorities. Although not more likely than not, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, we do not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a materially adverse effect upon our results of operations or financial condition.

We have recorded liabilities for unrecognized tax benefits related to permanent and temporary tax adjustments which totaled $4.3 million at September 30, 2011 and $3.2 million at September 30, 2010. The net changes in the liability were as follows:

Years ended September 30,	**2011**	2010
	(in thousands)	
Balance at October 1	**$ 3,168**	$ 4,809
Decrease related to tax positions in prior years:		
Recognition of benefits from expiration of statutes	**(1,172)**	(1,747)
Tax positions related to the current year	**1,797**	106
Tax positions related to tax adjustments recorded in our acquistion of Abraxas	**484**	-
Balance at September 30	**$ 4,277**	$ 3,168

At September 30, 2011, the amount of unrecognized tax benefits from permanent tax adjustments that, if recognized, would affect the effective rate was $4.3 million. Over the next year, we do not expect a significant increase or decrease in the unrecognized tax benefits recorded as of September 30, 2011. The amount of net interest and penalties recognized as a component of income tax expense during 2011, 2010 and 2009 was not material. Interest and penalties accrued at September 30, 2011 and 2010 amounted to $0.2 million and $0.2 million, respectively, bringing the total liability for uncertain tax issues to $4.5 million and $3.4 million as of September 30, 2011 and 2010, respectively.

We made income tax payments, net of refunds, totaling $42.1 million, $30.0 million and $28.8 million in 2011, 2010 and 2009, respectively.

Income before income taxes includes the following components:

Years ended September 30,	**2011**	2010	2009
		(in thousands)	
United States	**$ 44,955**	$ 60,451	$ 45,329
Foreign	**72,692**	45,470	39,911
Total	**$ 117,647**	$ 105,921	$ 85,240

We evaluate our capital requirements in our foreign subsidiaries on an annual basis to determine what level of capital is needed for the long-term operations of the businesses. We provide U.S. taxes on the amount of capital that is determined to be in excess of the long-term requirements of the business and is, therefore, available for distribution. Undistributed earnings of all our foreign subsidiaries amounted to approximately $142.0 million at September 30, 2011. We consider those earnings to be indefinitely reinvested, and accordingly, we have not provided for U.S. federal and state income taxes thereon and have determined that no amounts of undistributed earnings are available for distribution. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carryforwards. It is not practicable for us to determine the total amount of unrecognized deferred U.S. income tax liability because of the complexities associated with its hypothetical calculation.



NOTE 12—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We utilize derivative and nonderivative financial instruments, such as foreign currency forwards and options, and foreign currency debt obligations to manage our exposure to fluctuations in foreign currency exchange rates. We do not use any derivative financial instruments for trading or other speculative purposes. The purpose of our foreign currency hedging activities is to fix the dollar value of specific commitments, investments, payments to foreign vendors, and the value of foreign currency denominated receipts from our customers. We have derivative instruments that hedge our exposure to the variability of certain cash flows through August 2015. At September 30, 2011 and 2010, we had foreign exchange contracts with a notional value of $290.4 million and $232.5 million outstanding, respectively.

We classify the fair value of all derivative contracts as other current or noncurrent assets or liabilities, depending on the realized and unrealized gain or loss position of the hedged contract at the balance sheet date. The cash flows from derivatives treated as hedges are classified in the Consolidated Statements of Cash Flows in the same category as the item being hedged.

The amount of gains and losses from derivative instruments and hedging activities classified as not highly effective did not have a material impact on the results of operations for the years ended September 30, 2011, 2010 and 2009. There are no significant credit risks related to contingent features in our derivative agreements, and the amount of estimated unrealized net gains from cash flow hedges which are expected to be reclassified to earnings in the next twelve months is $2.6 million, net of income taxes.

NOTE 13—PENSION, PROFIT SHARING AND OTHER BENEFIT PLANS

DEFERRED COMPENSATION PLANS

Deferred compensation includes amounts due under an arrangement in which participating members of management may elect to defer receiving payment for a portion of their compensation a minimum of five years or until periods after their respective retirements. We accrue interest on deferred compensation at market rates, until such time as it is paid in full. We adjust the interest rate semi-annually; it was 2.5% at September 30, 2011.

DEFINED CONTRIBUTION PLANS

We have profit sharing and other defined contribution retirement plans that provide benefits for most U.S. employees. Certain of these plans require the company match a portion of eligible employee contributions up to specified limits. These plans also allow for additional company contributions at the discretion of the Board of Directors. In 2011, 2010 and 2009, more than half of our contributions to these plans were discretionary contributions. Effective October 1, 2010, we adopted a new defined contribution plan for European employees that were formerly eligible for the European defined benefit plan described below. Under this plan, the company matches a portion of the eligible employee contributions up to limits specified in the plan. Company contributions to defined contribution plans aggregated $18.4 million, $15.9 million and $15.4 million in 2011, 2010 and 2009, respectively.

DEFINED BENEFIT PENSION PLANS

Certain employees in the U.S. are covered by a noncontributory defined benefit pension plan for which benefits were frozen as of December 31, 2006 ("curtailment"). The effect of the U.S. plan curtailment is that no new benefits have been accrued after that date. Approximately one-half of our European employees are covered by a contributory defined benefit pension plan for which benefits were frozen as of September 30, 2010. Although the effect of the European plan curtailment is that no new benefits will accrue after September 30, 2010, the plan is a final pay plan, which means that benefits will be adjusted for increases in the salaries of participants until their retirement or departure from the company. U.S. and European employees hired subsequent to the dates of the curtailment of the respective plans are not eligible for participation in the defined benefit plans. In 2010 we recorded a loss on the curtailment of the European plan of $0.7 million, which is reflected in the following disclosures.

Our funding policy for the defined benefit pension plans provides that contributions will be at least equal to the minimum amounts mandated by statutory requirements. Based on our known requirements for the U.S. and U.K. plans, as of September 30, 2011, we expect to make contributions of approximately $4.3 million in 2012. September 30 is used as the measurement date for these plans.

The unrecognized amounts recorded in accumulated other comprehensive income (loss) will be subsequently recognized as net periodic pension cost, consistent with our historical accounting policy for amortizing those amounts. We will recognize actuarial gains and losses that arise in future periods and are not recognized as net periodic pension cost in those periods as increases or decreases in other comprehensive income, net of tax, in the period they arise. We adjust actuarial gains and losses recognized in other comprehensive income (loss) as they are

NOTE 13—PENSION, PROFIT SHARING AND OTHER BENEFIT PLANS - Continued

subsequently recognized as a component of net periodic pension cost. The unrecognized actuarial gain or loss included in accumulated other comprehensive income (loss) at September 30, 2011 and expected to be recognized in net pension cost during fiscal 2012 is a loss of $1.4 million ($0.9 million net of income tax benefits). No plan assets are expected to be returned to us in 2012.

The projected benefit obligation, accumulated benefit obligation (ABO) and fair value of plan assets for the defined benefit pension plans in which the ABO was in excess of the fair value of plan assets were as follows (in thousands):

September 30,	**2011**	2010
Projected benefit obligation	**$ 182,542**	$ 180,711
Accumulated benefit obligation	**177,406**	175,995
Fair value of plan assets	**144,319**	143,696

The following table sets forth changes in the projected benefit obligation and fair value of plan assets and the funded status for these defined benefit plans:

September 30,	**2011**	2010
Change in benefit obligations:	(in thousands)	
Net benefit obligation at the beginning of the year	**$ 180,711**	$ 164,622
Service cost	**521**	3,972
Interest cost	**9,233**	9,034
Actuarial (gain) loss	**(1,984)**	8,269
Curtailments	**-**	226
Participant contributions	**-**	1,210
Gross benefits paid	**(5,236)**	(5,562)
Foreign currency exchange rate changes	**(703)**	(1,060)
Net benefit obligation at the end of the year	**182,542**	180,711
Change in plan assets:		
Fair value of plan assets at the beginning of the year	**143,696**	132,408
Actual return on plan assets	**1,501**	13,614
Employer contributions	**5,352**	3,374
Participant contributions	**-**	1,210
Gross benefits paid	**(5,236)**	(5,562)
Administrative expenses	**(470)**	(555)
Foreign currency exchange rate changes	**(524)**	(793)
Fair value of plan assets at the end of the year	**144,319**	143,696
Unfunded status of the plans	**(38,223)**	(37,015)
Unrecognized net actuarial loss	**43,529**	37,727
Net amount recognized	**$ 5,306**	$ 712
Amounts recognized in Accumulated OCI		
Liability adjustment to OCI	**$ (43,529)**	$ (37,727)
Deferred tax asset	**15,137**	13,204
Accumulated other comprehensive loss	**$ (28,392)**	$ (24,523)



The components of net periodic pension cost were as follows (in thousands):

Years ended September 30,	**2011**	2010	2009
Service cost	**$ 521**	$ 3,972	$ 2,521
Interest cost	**9,233**	9,034	9,679
Expected return on plan assets	**(9,979)**	(9,334)	(9,569)
Amortization of actuarial loss	**832**	850	-
Curtailment charge	**-**	689	-
Administrative expenses	**85**	92	100
Net pension cost	**$ 692**	$ 5,303	$ 2,731

Years ended September 30,	**2011**	2010	2009
Weighted-average assumptions used to determine benefit obligation at September 30:			
Discount rate	**5.2%**	5.2%	5.6%
Rate of compensation increase	**4.3%**	4.3%	4.5%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended September 30:			
Discount rate	**5.2%**	5.6%	7.3%
Expected return on plan assets	**7.0%**	7.2%	7.8%
Rate of compensation increase	**4.3%**	4.5%	4.8%

The long-term rate of return assumption represents the expected average rate of earnings on the funds invested or to be invested to provide for the benefits included in the benefit obligations. That assumption is determined based on a number of factors, including historical market index returns, the anticipated long-term asset allocation of the plans, historical plan return data, plan expenses, and the potential to outperform market index returns.

We have the responsibility to formulate the investment policies and strategies for the plans' assets. Our overall policies and strategies include: maintain the highest possible return commensurate with the level of assumed risk, and preserve benefit security for the plans' participants.

We do not direct the day-to-day operations and selection process of individual securities and investments, and, accordingly, we have retained the professional services of investment management organizations to fulfill those tasks. The investment management organizations have investment discretion over the assets placed under their management. We provide each investment manager with specific investment guidelines by asset class.

The target ranges for each major category of the plans' assets at September 30, 2011 are as follows:

Asset Category	Allocation Range
Equity securities	40% to 75%
Debt securities	25% to 60%
Real estate and cash	0% to 10%

NOTE 13—PENSION, PROFIT SHARING AND OTHER BENEFIT PLANS - Continued

Our defined benefit pension plans invest in cash and cash equivalents, equity securities, fixed income securities, pooled separate accounts and common collective trusts. The following tables present the fair value of the assets of our defined benefit pension plans by asset category and their level within the fair value hierarchy (in thousands). See Note 4 for a description of each level within the fair value hierarchy. All assets classified as Level 2 or Level 3 in the table below are invested in pooled separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the pooled separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the pooled separate accounts and common collective trusts, other than real estate investments, is generally based upon quoted prices in active markets. The fair value of the underlying investments comprised of real estate properties is determined through an appraisal process which uses valuation methodologies including comparisons to similar real estate and discounting of income streams. For investments in the pooled separate accounts and common collective trusts categorized as Level 2 below, there are no restrictions on ability of our benefit plans to sell these investments. The investments in pooled separate accounts categorized as Level 3 below may be restricted as to the ability of our benefit plans to sell these investments based upon the availability of cash in the investment holdings at any point in time.

	September 30, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	**$ 340**	**$ 2,004**	**$ -**	**$ 2,344**
Equity:				
U.S. equity securities	**4,811**	**34,601**	**-**	**39,412**
U.K. equity securities	**29,936**	**1,312**	**-**	**31,248**
Other foreign equity securities	**15,793**	**6,651**	**-**	**22,444**
Fixed Income:				
U.S. treasury securities	**-**	**14,679**	**-**	**14,679**
U.K. treasury securities	**5,948**	**-**	**-**	**5,948**
Corporate debt securities	**2,955**	**19,877**	**386**	**23,218**
Real Estate	**-**	**-**	**5,026**	**5,026**
Total	**$ 59,783**	**$ 79,124**	**$ 5,412**	**$ 144,319**

	September 30, 2010			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 566	$ 1,461	$ -	$ 2,027
Equity:				
U.S. equity securities	4,586	37,170	-	41,756
U.K. equity securities	28,929	1,651	-	30,580
Other foreign equity securities	15,412	7,213	-	22,625
Fixed Income:				
U.S. treasury securities	-	15,509	-	15,509
U.K. treasury securities	5,659	-	-	5,659
Corporate debt securities	2,818	18,651	552	22,021
Real Estate	-	-	3,519	3,519
Total	$ 57,970	$ 81,655	$ 4,071	$ 143,696



The following table presents the changes in the fair value of plan assets categorized as Level 3 in the preceding table (in thousands):

		Pooled Separate Accounts
Balance as of October 1, 2009	$	3,325
Realized and unrealized gains, net		47
Purchases, sales and settlements, net		699
Balance as of September 30, 2010		4,071
Realized and unrealized gains, net		633
Purchases, sales and settlements, net		708
Balance as of September 30, 2011	$	5,412

The pension plans held no positions in Cubic Corporation common stock as of September 30, 2011 and 2010.

We expect the following pension benefit payments, which reflect expected future service, as appropriate, to be paid (in thousands):

2012	$	6,658
2013		6,871
2014		7,244
2015		7,679
2016		7,984
2017-2021		47,543

NOTE 14—OTHER COMPREHENSIVE INCOME

We present other comprehensive income (OCI) and its components in the statement of changes in shareholders' equity. Accumulated OCI (loss) consisted of the following:

September 30,		**2011**		2010
		(in thousands)		
Adjustment to pension liability	**$**	**(28,392)**	$	(24,523)
Foreign currency translation		**9,121**		13,183
Net unrealized (losses) gains from cash flow hedges		**(4,023)**		1,595
	$	**(23,294)**	$	(9,745)

The adjustment to the pension liability is shown net of a tax benefit of $15.1 million and $13.2 million at September 30, 2011 and 2010, respectively. Deferred income taxes are not recognized for translation-related temporary differences of foreign subsidiaries whose undistributed earnings are considered to be permanently invested.

NOTE 15—LEGAL MATTERS

In 1998, the Ministry of Defense for the Armed Forces of the Islamic Republic of Iran obtained a United States District Court judgment enforcing an arbitration award in its favor against us of $2.8 million, plus costs and interest related to a contract awarded to us by Iran in 1977. Both parties appealed to the 9th Circuit Court of Appeals and we are awaiting their decision. Several potential lienors of Iran's judgment have filed liens but have not obtained valid court orders enforcing the liens. We are not aware whether any such claimants against Iran's judgment have received Terrorism Risk Insurance Act funds (which would make their claims unenforceable). Under a 1979 Presidential executive order, all transactions by United States citizens with Iran are prohibited. Therefore, even if Iran were to prevail in the 9th Circuit litigation, it is unlikely that we would be permitted to pay any amount to Iran. Payments to valid lienors could potentially be enforced; therefore, in a previous year we recorded a liability for the amount of the judgment and are continuing to accrue interest.

In November 2011, we received a claim from a public transit authority customer which alleges that the authority incurred a loss of transit revenue due to the inappropriate and allegedly illegal actions of one of our former employees, who is currently in police custody. This individual was employed to work on a contract we acquired in a business combination in 2009 and had allegedly been committing these illegal acts from almost two years prior to our acquisition of the contract, until his arrest in May 2011. The transit system was designed and installed by a company unrelated to us. The transit authority has preliminarily estimated its loss of revenue to be approximately $5 million. The claim seeks recoupment from us, and possibly from the company from which we acquired the contract, of the alleged lost revenue and an unspecified amount of fees and damages, which we are currently unable to estimate. We do not yet have sufficient information to assess the merits or value of the claim, however, insurance may cover all, or a portion, of any losses we could ultimately incur for this matter. No liability for this claim has been recorded as of September 30, 2011.

We are not a party to any other material pending proceedings and we consider all other matters to be ordinary proceedings incidental to the business. We believe the outcome of these proceedings and the proceedings described above will not have a materially adverse effect on our financial position.

NOTE 16—BUSINESS SEGMENT INFORMATION

We have three primary business segments: Cubic Transportation Systems (CTS), Cubic Defense Systems (CDS) and Mission Support Services (MSS). CTS designs, produces, installs and services electronic revenue collection systems for mass transit projects, including railways and buses. CDS performs work under U.S. and foreign government contracts relating to electronic defense systems and equipment. Products include customized military range instrumentation, laser based training systems, virtual simulation systems, communications products including datalinks, power amplifiers, avionics systems, multi-band communication tracking devices, and cross domain hardware solutions to address multi-level security requirements. MSS provides training, operations, intelligence, maintenance, technical and other services to the U.S. Government and allied nations.

We evaluate performance and allocate resources based on total segment operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are immaterial, and are eliminated in consolidation.

Our reportable segments are business units that offer different products and services and are each managed separately. Operating results for each segment are reported separately to senior corporate management to make decisions as to the allocation of corporate resources and to assess performance.



Business segment financial data is as follows:

Years ended September 30,	**2011**	2010	2009
		(in millions)	
Sales:			
Transportation Systems	**$ 415.4**	$ 386.0	$ 303.4
Defense Systems	**392.7**	362.8	285.4
Mission Support Services	**475.8**	443.3	424.4
Other	**1.3**	2.1	3.5
Total sales	**$ 1,285.2**	$ 1,194.2	$ 1,016.7
Operating income:			
Transportation Systems	**$ 56.0**	$ 54.7	$ 44.1
Defense Systems	**37.9**	28.7	19.0
Mission Support Services	**24.0**	26.5	27.9
Unallocated corporate expenses and other	**(5.6)**	(4.4)	(6.3)
Total operating income	**$ 112.3**	$ 105.5	$ 84.7
Assets:			
Transportation Systems	**$ 171.5**	$ 164.5	$ 172.6
Defense Systems	**144.5**	153.9	157.2
Mission Support Services	**211.6**	124.0	142.1
Corporate and other	**431.2**	422.0	284.4
Total assets	**$ 958.8**	$ 864.4	$ 756.3
Depreciation and amortization:			
Transportation Systems	**$ 3.6**	$ 3.5	$ 2.4
Defense Systems	**5.4**	4.8	6.0
Mission Support Services	**12.3**	5.2	6.2
Corporate and other	**1.0**	1.0	1.0
Total depreciation and amortization	**$ 22.3**	$ 14.5	$ 15.6
Expenditures for long-lived assets:			
Transportation Systems	**$ 2.2**	$ 1.8	$ 1.2
Defense Systems	**5.5**	4.4	3.3
Mission Support Services	**0.3**	0.3	-
Corporate and other	**0.7**	0.4	0.8
Total expenditures for long-lived assets	**$ 8.7**	$ 6.9	$ 5.3

NOTE 16—BUSINESS SEGMENT INFORMATION - Continued

In 2011 and 2010 we recorded changes in estimates which increased the profit recognized on a transportation systems contract primarily due to revisions in the estimated total costs to be incurred to complete the contract. As a result, both sales and operating income increased by $3.9 million in 2011, and both sales and operating income increased by $4.5 million in 2010. In 2011 we also recorded changes in estimate which increased profit recognized on a defense systems contract primarily due to changes in the estimated total contract costs. As a result, both sales and operating income increased in 2011 by $4.9 million.

Years ended September 30,	**2011**	2010	2009
		(in millions)	
Geographic Information:			
Sales (a):			
United States	**$ 705.7**	$ 774.3	$ 666.2
United Kingdom	**266.0**	216.3	179.2
Canada	**26.5**	8.1	18.5
Australia	**115.0**	60.6	39.9
Middle East	**35.5**	26.9	19.3
Far East	**84.6**	81.6	61.5
Other	**51.9**	26.4	32.1
Total sales	**$ 1,285.2**	$ 1,194.2	$ 1,016.7

(a) Sales are attributed to countries or regions based on the location of customers.

Long-lived assets, net:			
United States	**$ 40.7**	$ 41.0	$ 43.7
United Kingdom	**9.1**	9.5	10.3
Other foreign countries	**2.9**	2.2	1.9
Total long-lived assets, net	**$ 52.7**	$ 52.7	$ 55.9

MSS and CDS segment sales include $726.8 million, $685.0 million and $592.1 million in 2011, 2010 and 2009, respectively, of sales to U.S. government agencies. Transportation systems sales in 2011 included $155.7 million of sales to TfL. No other customer accounts for 10% or more of our revenues for any periods presented.



NOTE 17—SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of our quarterly results of operations for the years ended September 30, 2011 and 2010:

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(in thousands, except per share data)			
Fiscal 2011				
Net sales	**$ 284,420**	**$ 333,968**	**$ 319,905**	**$ 346,910**
Operating income	**27,199**	**28,045**	**26,787**	**30,304**
Net income attributable to Cubic	**19,908**	**19,946**	**20,814**	**24,100**
Net income per share	**0.74**	**0.75**	**0.78**	**0.90**
Fiscal 2010				
Net sales	$ 250,684	$ 264,559	$ 331,240	$ 347,706
Operating income	20,374	26,132	32,636	26,383
Net income attributable to Cubic	13,663	21,019	22,702	13,252
Net income per share	0.51	0.79	0.85	0.49

NOTE 18 – SUBSEQUENT EVENTS

We have completed an evaluation of all subsequent events through the issuance date of these consolidated financial statements and concluded no subsequent events have occurred that require recognition or disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CUBIC CORPORATION

We have audited the accompanying consolidated balance sheets of Cubic Corporation as of September 30, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and changes in cash flows for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cubic Corporation at September 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition with the adoption of amendments to the Financial Accounting Standards Board Accounting Standards Codification resulting from Accounting Standards Update No. 2010-13, *Multiple-Deliverable Revenue Arrangements,* and Accounting Standards Update No. 2010-14, *Certain Revenue Arrangements That Include Software Elements,* both adopted effective October 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cubic Corporation's internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 21, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

San Diego, California
November 21, 2011



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting for the company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, we conducted an assessment, including testing, using the criteria in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment, we concluded that we maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria in Internal Control – Integrated Framework, issued by COSO. Our internal control over financial reporting as of September 30, 2011, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which follows.

Walter J. Zable
Chairman of the Board
President and Chief Executive Officer

William W. Boyle
Senior Vice President and
Chief Financial Officer

Mark A. Harrison
Vice President and
Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CUBIC CORPORATION

We have audited Cubic Corporation's internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cubic Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cubic Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cubic Corporation as of September 30, 2011 and 2010, and the related statements of income, changes in shareholders' equity, and changes in cash flows for each of the three years in the period ended September 30, 2011 of Cubic Corporation and our report dated November 21, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

San Diego, California
November 21, 2011

DIRECTORS AND OFFICERS



DIRECTORS

Walter J. Zable
Director
Chairman of the Board, President and
Chief Executive Officer
(Executive Committee)

Walter C. Zable
Director
Vice Chairman, Vice President
Chairman of Transportation Systems
(Executive Committee)

Bruce G. Blakley
Independent Director
Managing Partner in San Diego Office of
PricewaterhouseCoopers, Retired
(Chair - Audit and Compliance Committee,
Executive Compensation Committee)

William W. Boyle
Director
Senior Vice President and
Chief Financial Officer
(Executive Committee)

Edwin A. Guiles
Independent Director
Executive Vice President of Corporate
Development with Sempra Energy, Retired
(Audit and Compliance Committee,
Executive Compensation Committee)

Robert S. Sullivan
Lead Independent Director
Dean of the Rady School of Management,
University of California, San Diego
(Chair - Executive Compensation Committee,
Audit and Compliance Committee,
Nominating and Corporate Governance
Committee, Executive Committee)

John H. Warner, Jr.
Independent Director
Executive Vice President and
Director, Science Applications International
Corporation, Retired
(Audit and Compliance Committee,
Chair - Nominating and Corporate
Governance Committee)

OFFICERS

Walter J. Zable
Chairman of the Board, President and
Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President
Chairman of Transportation Systems

William W. Boyle
Senior Vice President and
Chief Financial Officer

Mark A. Harrison
Vice President and Corporate Controller
(Principal Accounting Officer)

William L. Hoese
Vice President, Corporate Secretary,
General Counsel

Bernard A. Kulchin
Vice President Human Resources

John A. Minteer
Vice President Information Technologies

John D. Thomas
Vice President Finance and
Corporate Development

Gregory L. Tanner
Treasurer

OFFICE OF THE CEO

Walter J. Zable
Chairman of the Board,
President and Chief Executive Officer

Walter C. Zable
Vice Chairman, Vice President

William W. Boyle
Senior Vice President and
Chief Financial Officer

CORPORATE INFORMATION AND REGIONAL OFFICES

CUBIC TRANSPORTATION SYSTEMS

Worldwide Headquarters
Cubic Transportation Systems, Inc.
5650 Kearny Mesa Road
San Diego, CA 92111
+1-858-268-3100
Walter C. Zable
Chairman
Stephen O. Shewmaker
President
David M. Lapczynski
Senior Vice President, Services
James Edwards
Senior Vice President, General Counsel & Secretary
Matt Cole
Senior Vice President, Strategy & Business Development
Min Wei
Vice President, Financial Operations

Worldwide Manufacturing Center
1308 South Washington Street
Tullahoma, TN 37388
+1-931-455-8524
John Madeiros
Vice President, Procurement/Manufacturing

NORTH AMERICA OPERATIONS
5650 Kearny Mesa Road
San Diego, CA 92111
+1-858-268-3100
Richard Wunderle
Senior Vice President & General Manager

U.S. Regional Offices
New York
245 West 17th Street
8th Floor
New York, NY 10011
+1-212-255-1810

Washington, D.C.
Crystal Gateway 2
1225 South Clark Street
Suite 601
Arlington, VA
+1-703-415-1600

Chicago
205 West Wacker, Suite 1800
Chicago, IL 60606
+1-312-265-3200

Concord, CA
1800 Sutter Street
Concord, CA 94520
+1-925-686-8200

Canada Regional Office
201 Drumlin Circle, Unit 4
Concord, Ontario L4K 3E7
Canada
+1-905-738-9505

AUSTRALASIA OPERATIONS
Australasia Headquarters
Cubic Transportation Systems (Australia) Pty Limited
Level 23, 219-227 Elizabeth Street
Sydney, NSW 2000, Australia
+61-2-9275-9900
Tom Walker
Managing Director

Australia Regional Offices
Brisbane
Level 2, 333 Adelaide Street
Brisbane, Queensland 4000, Australia
+61-7-3232-1000

Perth
1 Puccini Court Stirling
WA 6021 Australia
+61-8-9240-0000

UK/EUROPEAN OPERATIONS
UK/European Headquarters
Cubic Transportation Systems Limited
AFC House
Honeycrock Lane
Salfords, Redhill, Surrey, RH1 5LA
United Kingdom
+44-1737-782200
Stephen O. Shewmaker
Chairman
Roger Crow
Managing Director

CTS Nordic AB
Västra Hindbyvägen 18
214 58 Malmö
Sweden
+46-40-94-21-00
Joe McCaffrey
Managing Director

Cubic Transportation Systems (Deutschland) GmbH
Ferdinandstr 29-33
20095 Hamburg
Germany
+49-40-300-863-690
Marcus Platts
Managing Director

Cubic Transportation Systems (Deutschland) GmbH
Westhafenplatz 1
60327, Frankfurt
Germany
+49-69-710-456-462

INDIA OPERATIONS
Cubic Transportation Systems India Pvt. Ltd.
H-08, Level 1, Module 1
L&T Phoenix Infoparks Pvt. Ltd.
Special Economic Zone
HITEC City 2, Gachibowli
Hyderabad, India
+91-40-44605151
Pradip Mistry
Chairman
Kishan Kamojjhala
Managing Director



CUBIC DEFENSE SYSTEMS

Headquarters
9333 Balboa Avenue
San Diego, CA 92123
+1-858-277-6780
Bradley H. Feldmann
President
Thomas A. Echols
Senior Vice President,
Business Operations & Controller
Raymond C. Barker
Executive Vice President
Michael C. Creighton
Senior Vice President,
Business Development

Simulation Systems Division
2001 W. Oak Ridge Road, Suite 100
Orlando, FL 32809-3803
+1-407-859-7410
Theresa W. Kohl
Vice President & General Manager

Cubic Cyber Solutions
1950 Old Gallows Rd, Suite 250
Vienna, VA 22182
+1-703-821-1516
Steven H. Frenz
Vice President,
Cyber Security

Cubic Global Tracking Solutions
1919 Gallows Road, Suite 900
Vienna, VA 22182
+1-850-872-7099
Mary Ann Wagner
President

Cubic Field Services Canada, Ltd
1LSC Building 659
CFB Wainwright
Denwood, Alberta, Canada T0B 1B0
+1-780-842-4180
Cornelius (Peter) Hofman
Director Field Site, Wainwright

Cubic Defense New Zealand, Ltd
P.O. Box 6008
Wellesley Street
Mt. Eden, Auckland, 1141, New Zealand
+1-64-9-379-0360
Michael Toxopeus
General Manager

Cubic Manufacturing Solutions
Private Misiones #1120
Parque Industrial Misiones
Tijuana, Baja California
Mexico C.P. 22425
+52-664-621-5181
Reiny Giesecke
Director Business Development

Washington
Washington, D.C.
Crystal Gateway Two, Suite 601
1225 S. Clark Street
Arlington, VA 22202
+1-703-415-1600
Keith Kellogg, Jr.
Senior Vice President,
Washington Operations

United Kingdom
AWES EXCON Building
Westdown Camp
Tilshead
Salisbury, Wiltshire SP3 4RS
United Kingdom
+44-0-1980-621383
Tony Field
Site Manager

Australia
Cubic Defense Australia Pty Ltd
P.O. Box 811
3/16 Casey Street
Aitkenvale, Queensland 4814
+61-7-4775-1881
Mark L. Horn
General Manager

MISSION SUPPORT SERVICES

Headquarters
400 Union Avenue, S.E.,
Olympia, WA 98503
+1-360-493-6275
Jimmie L. Balentine
President
Ruth Van Sickle
Executive Vice President

Operations Support Division
One Enterprise Parkway, Suite 100
Hampton, VA 23666
+1-757-722-0717
Richard D. Bristow
Vice President & General Manager

Worldwide Technical Services Division
2280 Historic Decatur Road, Suite 200
San Diego, CA 92106
+1-619-523-0848
Kevin J. Hayes
Vice President & General Manager

Information Operations Division
2280 Historic Decatur Road, Suite 200
San Diego, CA 92106
+1-619-523-0848
Alan D. Sargeant
Vice President & General Manager

Defense Modernization Division
5695 King Centre Drive, Suite 201
Kingstowne, VA 22315
+1-703-924-3050
Larry G. Smith
Vice President & General Manager

Omega Training and Education Division
7201 Moon Road
Columbus, GA 31909
+1-706-569-9100
Caryl G. (Glenn) Marsh
Vice President & General Manager

JRTC Mission Support
P.O. Box 3904
Fort Polk, LA 71459
+1-337-531-1858
William C. David
Vice President & Program Manager

Abraxas
Abraxas Corporation
12801 Worldgate Drive, Suite 800
Herndon, VA 20170
+1-703-821-8930
Rod Smith
President

SHAREHOLDER INFORMATION



LISTING

- New York Stock Exchange (NYSE)

SYMBOL

- CUB

SHAREHOLDERS OF RECORD AT SEPTEMBER 30, 2011

- 823

REGISTRAR AND TRANSFER AGENT

American Stock Transfer and Trust Company
Brooklyn, New York

The American Stock Transfer and Trust Company may be contacted through its toll free number, web site or e-mail:

- Shareholder services (800) 937-5449
- www.amstock.com
- info@amstock.com

AUDITORS

- Ernst & Young LLP

INFORMATION FOR SHAREHOLDERS

Web Site: www.cubic.com

Click on "Investor Relations" for

- Corporate governance information
- Company ethics policies
- Contact information
- Annual reports
- Committee Charters

Investor Line: (858) 505-2222

E-mail: investor.relations@cubic.com

ANNUAL MEETING

The 2012 Annual Meeting will be held in the main conference room at Cubic's headquarters.

LOCATION

Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

DATE AND TIME

- February 28, 2012
- 11:30 a.m. Pacific Standard Time

Shareholders of record on January 2, 2012 are being sent the required Notice & Access letter for the Annual Meeting.

REPORTS

Cubic will furnish its 2011 Annual Report to shareholders, its annual SEC Form 10-K (excluding exhibits), and ethics policies without charge to shareholders upon their written request by mail or e-mail.

MAILING ADDRESS

Cubic Corporation
Diane L. Dyer
Director Investor Relations
9333 Balboa Avenue
San Diego, California 92123

E-MAIL ADDRESS

investor.relations@cubic.com



PEER GROUP CONSTITUENTS - See Stock Performance Graph on the inside cover.
The defense, homeland security and space index named SPADE is made up of the following companies as of September 30, 2011.

- AAR Corporation
- AeroVironment
- Alliant Techsystems
- American Science & Engineering
- Applied Signal Technology*
- Ball Corporation
- Boeing
- CACI
- Ceradyne
- Cogent*
- Computer Sciences Corporation
- Comtech Telecommunications Corporation
- Cubic Corporation
- DigitalGlobe
- Ducommun
- Elbit Systems
- EMS Technologies*
- Esterline Technologies
- FLIR Systems
- Force Protection*
- GenCorp
- General Dynamics
- GeoEye
- Goodrich Corporation*
- Harris Corporation
- Herley Industries*
- Honeywell International
- Integral Systems*
- ITT Corporation
- L-1 Identity Solutions*
- L-3 Communications
- Ladish Company
- Lockheed Martin
- Mantech International
- Mercury Computer Systems
- Moog
- NCI
- Northrop Grumman
- Orbital Sciences Corporation
- Oshkosh Corporation
- OSI Systems
- Precision Castparts
- Raytheon
- Rockwell Collins
- SAIC
- SRA International*
- Taser International
- Teledyne Technologies
- Textron Inc
- Triumph Group
- United Technologies
- URS Corporation
- Viasat
- VSE Corporation

**Note:* *The identified companies have been acquired or are in the final stages of being acquired. For more information about the SPADE Defense Index, including it components and methodology, visit www.spadeindexes.com.*



TRADEMARKS

- ClipperCard℠ is a service mark of the Metropolitan Transportation Commission
- Nextfare® is a trademark of Cubic Transportation Systems, Inc.
- Oyster®, the Oyster Card layout and the Oyster card reader logo are registered trademarks belonging to Transport for London and are used with permission.
- SPADE® and the SPADE® Defense Index are registered trademarks of the ISBC

PHOTOGRAPHY CREDITS

DEPARTMENT OF DEFENSE

U.S. AIR FORCE

- Staff Sergeant Joseph Swafford

U.S. ARMY

- Lance Corporal Austin Hazard

IMAGE AND GRAPHIC DESIGN

- Christopher L. Fusilier
  Graphic Designer
- Heidi Heiser
  Senior Graphic Designer
  Cubic Corporation
- Cecelia Linayao
  Senior Graphic Designer
  Cubic Defense Applications


CUBIC



9333 Balboa Avenue
San Diego, CA 92123
P.O. Box 85587
San Diego, CA 92186-5587

800-854-2876
858-277-6780
858-505-1535 fax

www.cubic.com

Traded on the New York Stock Exchange under the symbol CUB